Exhibit 99.1

Annual Information Form
Aurinia Pharmaceuticals
YEAR END 16
For the year ended December 31, 2016
Aurinia Pharmaceuticals

BASIS OF PRESENTATION

Unless otherwise stated, the information in this Annual Information Form (“AIF”) is as of March 6, 2017.

In this AIF, unless stated otherwise or the context requires, all dollar amounts are expressed in U.S. dollars. All references to “$ or “US$” are to the lawful currency of the United States and all references to “CDN$” are to the lawful currency of Canada.

On March 6, 2017 the exchange rate for conversion of US dollars into Canadian dollars was US$1.00 = CDN$0.7457 based upon the Bank of Canada noon rate.

Market data and certain industry forecasts used in this AIF were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this AIF, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Aurinia” or the “Company”, refer to Aurinia Pharmaceuticals Inc., together with our subsidiaries.

This AIF describes the Company and its operations, its prospects, risks and other factors that affect its business.

Capitalized terms that are not otherwise defined in this AIF have the meanings attributed thereto in Schedule 3 to this AIF.

FORWARD-LOOKING STATEMENTS

A statement is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as “anticipate”, “believe”, “intend”, “expect”, “goal”, “may”, “outlook”, “plan”, “seek”, “should”, “strive”, “target”, “could”, “continue”, “potential” and “estimated”, or the negative of such terms or comparable terminology. You should not place undue reliance on the forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval, and marketing of our products and the timing or magnitude of those events, as they are inherently risky and uncertain.

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of our future prospects and make informed investment decisions. These forward-looking statements made in this AIF may include, among other things, statements with respect to:

•	plans to fund our operations;

•	statements concerning strategic alternatives and future operations;

•	partnering activities;

•	summary statements relating to results of the past voclosporin trials or plans to advance the development of voclosporin;

•	statements concerning partnership activities and health regulatory discussions;

•	the timing of commencement, enrollment, completion and release of results of clinical trials;

•	our intention to seek regulatory approvals in the United States and Europe for voclosporin;

•	our intention to seek additional corporate alliances and collaborative agreements to support the commercialization and development of our product;

•	our plans to generate future revenues from products licensed to pharmaceutical and biotechnology companies;

•	our intention to demonstrate that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of lupus nephritis (“LN”) outside of Japan;

•	our intention to initiate, and the timing of, the LN Phase 3 clinical trial;

•	our belief that recent granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value;

•	our belief that voclosporin has further potential to be of therapeutic value in other autoimmune indications and in the prevention of transplant rejection;

•	our belief that the AURA trial resulted in positive results;

•	our belief that the LN Phase 3 clinical trial will be de-risked based upon the AURA results;

•	our belief in the market size and potential of LN, and the price range for voclosporin;

•	our intention to seek regulatory approval in other jurisdictions in the future and initiate clinical studies;

•	the costs of our LN Phase 3 clinical trial (including continuation study);

•	our belief that the low dose of voclosporin is the optional dosage for our LN Phase 3 clinical trial;

•	our anticipated future financial position, future revenues and projected costs; and

•	plans and objectives of management.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based on a number of estimates and assumptions that, while considered reasonable by management, as at the date of such statements, are inherently subject to significant business, economic, competitive, political, scientific and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by management to develop such forward-looking statements include, but are not limited to:

•	the assumption that we will be able to reach agreements with regulatory agencies on executable development programs;

•	the assumption that recruitment to clinical trials will occur as projected;

•	the assumption that we will successfully complete our clinical programs on a timely basis, including conducting the required LN Phase 3 clinical trial and meet regulatory requirements for approval of marketing authorization applications and new drug approvals;

•	the assumption the regulatory requirements will be maintained;

•	the assumption that we will be able to manufacture and secure a sufficient supply of voclosporin to successfully complete the development and commercialization of voclosporin;

•	the assumption that our patent portfolio is sufficient and valid;

•	the assumption that there is a potential commercial value for other indications for voclosporin;

•	the assumption that market data and reports reviewed by us are accurate;

•	the assumption that our current good relationships with our suppliers, service providers and other third parties will be maintained;

•	the assumptions relating to the availability of capital on terms that are favourable to us;

•	the assumption that we will be able to attract and retain skilled staff;

•	the assumption that general business and economic conditions will be maintained; and

•	the assumptions relating to the feasibility of future clinical trials.

It is important to know that:

•	actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements;

•

forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of mergers, acquisitions, other business combinations or transactions, dispositions, sales of assets, asset write-downs or other charges announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business; and

•	we disclaim any intention and assume no obligation to update any forward-looking statements even if new information becomes available, as a result of future events, new information, or for any other reason except as required by law.

The factors discussed below and other considerations discussed in the “Risk Factors” section of this AIF could cause our actual results to differ significantly from those contained in any forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from any further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

•	the need for additional capital in the longer term to fund our development programs and the effect of capital market conditions and other factors on capital availability;

•	difficulties, delays, or failures we may experience in the conduct of and reporting of results of our clinical trials for voclosporin;

•	difficulties in the manufacture and securing a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials;

•	difficulties in gaining alignment among the key regulatory jurisdictions, EMA, FDA and PMDA which may require further clinical activities;

•	difficulties, delays or failures in obtaining regulatory approvals to market voclosporin;

•	difficulties we may experience in completing the development and commercialization of voclosporin;

•	insufficient acceptance of and demand for voclosporin;

•	difficulties, delays, or failures in obtaining appropriate reimbursement from payors for voclosporin; and/or

•	difficulties we may experience in identifying and successfully securing appropriate corporate alliances to support the development and commercialization of our product.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date hereof.

For additional information on risks and uncertainties in respect of the Company and its business, please see the “Risks Factors” section of this AIF. Although we believe that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct.

OVERVIEW

CORPORATE STRUCTURE

Aurinia is a clinical stage biopharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8, where clinical, regulatory and business development functions of the Company are conducted. Aurinia has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta T5S 2H5, where the finance function is performed.

Aurinia is organized under the Business Corporations Act (Alberta). Aurinia’s By-Law No. 2 was amended at a shareholder’s meeting held on August 15, 2013 to include provisions requiring advance notice for any nominations of directors by shareholders.

Aurinia’s Common Shares are currently listed and traded on the NASDAQ under the symbol “AUPH” and on the TSX under the symbol “AUP”. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular LN.

Aurinia has the following wholly-owned subsidiaries: Aurinia Pharma Corp. (British Columbia incorporated), Aurinia Pharma U.S., Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

RECENT DEVELOPMENTS

AURA 48-week results

On March 1, 2017, we announced top-line results from our Phase 2b AURA-LV (AURA) study in LN. At 48 weeks, the trial met the complete and partial remission (“CR”/ “PR”) endpoints, demonstrating statistically significantly greater CR and PR in patients in both low dose (23.7mg of voclosporin twice daily (p<.001)) and high dose (39.5mg twice daily (p=.026)) cohorts versus the control group.

The 24 and 48-week top-line efficacy results are summarized below:

Endpoint	Treatment	24 weeks	Odds ratio	P-value*	48 weeks	Odds Ratio	P-value*
Complete Remission	23.7mg VCS BID	32.6%	2.03	p=.045	49.4%	3.21	p<.001
	39.5mg VCS BID	27.3%	1.59	p=.204	39.8%	2.10	p=.026
	Control Arm	19.3%	NA	NA	23.9%	NA	NA
Partial Remission	23.7mg VCS BID	69.7%	2.33	p=.007	68.4%	2.34	p=.007
	39.5mg VCS BID	65.9%	2.03	p=.024	71.6%	2.68	p=.002
	Control Arm	49.4%	NA	NA	48.3%	NA	NA

*	All p-values are vs control

The results of the AURA study at 48 weeks demonstrate the highest complete remission rate of any global LN study of which we are aware, although we note that the criteria to measure remission differed among the studies. The below chart compares the results of the AURA study vs. the other global LN studies of which we are aware.

Name of Global Study	Number of weeks	Criteria to Measure Remission and Response Rate	Results

Efficacy and Safety of Ocrelizumab in Active Proliferative Lupus Nephritis	48 weeks	- UP:CR(gm/gm) < .5 - SCr ≤ 25% increase from baseline - Steroid taper (not forced)	Control = 34.7% LD OCR = 42.7% (NS) HD OCR = 31.5% (NS)

Mycophenolate Mofetil versus Cyclophosphamide for Induction Treatment of Lupus Nephritis	24 weeks	- UP:CR(gm/gm) ≤ .5 - Normal eGFR - Normal Urinalysis - Steroid taper (not forced)	MMF = 8.6% (NS) IVC = 8.1% (NS)

Efficacy and Safety of Abatacept in Lupus Nephritis	52 weeks	- UP:CR(gm/gm) ≤ .26 - eGFR within 10% of screening/baseline - Normal Urinalysis - Criteria to be met on 2 successive visits - No mandated steroid taper	Control = 8.0% LD ABT = 11.1% (NS) HD ABT = 9.1% (NS)

AURA-LV: Aurinia Urine Protein Reduction in Active Lupus Nephritis Study	24 and 48 weeks	- UP:CR(gm/gm) ≤ .5 - No decrease in eGFR ≥ 20% - No use of rescue medications - Forced steroid taper	24 weeks Control = 19.3% LD Voc=32.6% (p=.045) HD Voc = 27.3% (NS)	48 weeks Control = 23.9% LD Voc = 49.4% (p<.001) HD Voc = 39.8% (p=.026)

Each arm of the study included the current standard of care of MMF as background therapy and a forced steroid taper to 5mg/day by week 8 and 2.5mg by week 16. No unexpected safety signals were observed beyond the 24 week treatment period and there were no additional deaths in the voclosporin treated patients beyond the 24 week treatment period; however, there were three deaths and one malignancy reported in the control arm after completion of the study treatment period. The table below outlines the Serious Adverse Events as recorded beyond the 24 week time-point of the study.

Safety beyond 24 weeks	Control N = 88 n (%)	Voclosporin 23.7 mg BID N = 89 n (%)	Voclosporin 39.5 mg BID N = 88 n (%)
Any Serious Adverse Event (SAE)	1 (1.1)	2 (2.2)	0 (0.0)
Malignancies	1 (1.1)	0 (0)	0 (0.0)
Deaths	3 (3.4)	0 (0)	0 (0.0)

Results from Japanese Phase I Ethnic Bridging Study for Voclosporin

On February 14, 2017, we announced the results of a Phase I safety, pharmacokinetic (“PK”) and pharmacodynamic (“PD”) study in healthy Japanese patients which supports further development of voclosporin in Japanese patients. Based on evaluations comparing the Japanese ethno-bridging data to previous PK and PD studies in non-Japanese patients, voclosporin demonstrated no statistically significant differences in exposure with respect to Area Under the Curve (“AUC”) measurements. Furthermore, the PK parameters in Japanese volunteers were generally consistent with previously evaluated PK parameters in non-Japanese patients. There were no unusual or unexpected safety signals in the study.

Appointment of New Chief Executive Officer

On February 6, 2017, we announced the appointment of Dr. Richard M. Glickman L.LD (Hon), our founder and Chairman of the Board, as our Chairman and Chief Executive Officer. The board of directors accepted the resignation of Charles Rowland as Chief Executive Officer and a member of the board of directors.

BUSINESS OF THE COMPANY

We are focused on the development of our novel therapeutic immunomodulating drug candidate, voclosporin, for the treatment of LN. Voclosporin is a next generation calcineurin inhibitor (“CNI”) which has clinical data in over 2,200 patients across multiple indications. It has been studied in kidney rejection following transplantation, psoriasis and in various forms of uveitis (an ophthalmic disease).

Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to mycophenolate mofetil (“MMF”), the current standard of care for LN. By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. Clinical doses of voclosporin studied to date range from 13 – 70 mg BID. The mechanism of action of voclosporin, a CNI, has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including dermatitis, keratoconjunctivitis sicca (Dry Eye Syndrome), psoriasis, rheumatoid arthritis, and for LN in Japan. We believe that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class regulatory approval status for the treatment of LN outside of Japan.

Based on published data, we believe the potential key benefits of voclosporin in the treatment of LN are as follows:

•	Increased potency compared to cyclosporine A, allowing lower dosing requirements and fewer off target effects;

•	Limited inter and intra patient variability, allowing flat dosing;

•	Less cholesterolemia than cyclosporine A; and

•	Limited incidence of glucose intolerance and diabetes at targeted doses compared to tacrolimus.

We are also pursuing out-license opportunities for our topical nanomicellar drug delivery technology patents. This technology allows for the delivery of voclosporin and other immunomodulators to the ocular surface for conditions such as dry eye.

Lupus Nephritis (LN)

LN is an inflammation of the kidney caused by systemic lupus erythematosus (“SLE”) and represents a serious manifestation of SLE. SLE is a chronic, complex and often disabling disorder that affects over 500,000 people in the United States (mostly women). SLE is highly heterogeneous, affecting a wide range of organs and tissue systems. It is estimated that as many as 60% of all SLE patients have LN that requires urgent treatment. Unlike SLE, LN has straightforward disease measures (readily assessable and easily identified by specialty treaters) where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (“eGFR”), and increased serum creatinine levels. eGFR is assessed through the Chronic Kidney Disease Epidemiology Collaboration equation. Rapid control and reduction of proteinuria in LN patients measured at 6 months shows a reduction in the need for dialysis at 10 years. LN can be debilitating and costly and if poorly controlled, can lead to permanent and irreversible tissue damage within the kidney. Recent literature suggests severe LN progresses to end-stage renal disease (“ESRD”), within 15 years of diagnosis in 10%-30% of patients, thus making LN a serious and potentially life-threatening condition. SLE patients with renal damage have a 14-fold increased risk of premature death, while SLE patients with ERSD have a greater than 60-fold increased risk of premature death. Mean annual medical cost for patients (both direct and indirect) with SLE (with no nephritis) have been estimated to exceed US$20,000 per patient, while the mean annual medical cost for patients (both direct and indirect) with LN who progress to ESRD have been estimated to exceed US$60,000 per patient.

LN Standard of Care

While at Aspreva, certain members of Aurinia’s management team executed the ALMS study which established CellCept® as the current standard of care for treating LN. The ALMS study was published in 2009 in the Journal of the American Society of Nephrology and in 2011 in the New England Journal of Medicine.

The American College of Rheumatology recommends that intravenous cyclophosphamide or MMF/CellCept® be used as first-line immunosuppressive therapy for LN. MMF is typically paired with hydroxychloroquine and steroids. Despite their use, the ALMS study showed that the vast majority of patients failed to achieve complete remission (“CR”), and almost half failed to have a renal response at 24 weeks for both of these therapeutics. Based upon the results of the ALMS study, we believe that a better solution is needed to improve renal response rates for LN.

Based on available data from the AURA clinical trial, we believe that voclosporin has the potential to address several critical needs for LN patients by controlling active disease rapidly, lowering the overall steroid burden, impacting extra-renal disease and doing so with a convenient oral twice-daily treatment regimen.

Market Potential and Commercial Considerations

We recently conducted our own market research which surveyed approximately 900 rheumatologists and nephrologists across the United States, Europe and Japan to better define the potential market size, estimated pricing and treatment paradigms in those jurisdictions. Using the U.S. MarketScan® data set (with approximately 170,000,000 insured lives in the United States) there were 445,346 SLE patients in the United States (between January 2006 and December 2015) based on specific SLE diagnosis codes. The National Institute of Diabetes and Digestive and Kidney Diseases estimates that up to 60% of people with SLE are diagnosed with LN. Using claims database research and additional physician research, we believe the diagnosed range of LN patients to be approximately 125,000 to 200,000 in the United States and 175,000 to 250,000 in the European Union. In both the United States and the European Union, 1 in 5 patients are thought to be undiagnosed due to referring physicians being inefficient and inaccurate in diagnosing the condition. Mean frequency of LN flares in otherwise controlled patients as reported by the surveyed nephrologists and rheumatologists was approximately every 14 months.

Based on the survey results, it is estimated that 58% of LN patients are controlled (maintenance phase); 25% poorly controlled and 17% have active disease (induction phase). The rheumatologist and nephrologist specialists indicated that if available, they would use voclosporin in a portion of patients in both the maintenance and induction phases. Only 18% of those surveyed were very satisfied or extremely satisfied with currently available and unapproved therapies’ ability to achieve a CR within six months.

Based on the pricing research we have conducted, we believe that the price range for voclosporin can be between US$50,000 and US$100,000 per patient per year in the United States. We believe that the US market will provide the most opportunity and while the European population is likely larger than the United States, the pricing and market opportunity is more limited. We believe that the initial estimates of voclosporin peak sales may yield a global opportunity in excess of $1 billion. (with greater than $1 billion in the United States; over $300 million in the European Union; and over $80 million in Japan)

Strategy

Our business strategy is to optimize the clinical and commercial value of voclosporin. In particular, the Company is focused on the development of voclosporin as an add-on therapy to the current standard of care in LN, CellCept®.

The key elements of our corporate strategy include:

•	Focusing our resources on advancing voclosporin through a robust LN Phase 3 clinical trial.

•	Mitigate development risk by leveraging the ALMS database and management team’s experience – the Company has certain rights to utilize the ALMS database including its use in planning, designing and informing the LN Phase 3 clinical trial.

•	Evaluate other voclosporin indications – while we intend to deploy our operational and financial resources to develop voclosporin for LN, we believe that recent granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value. The Company will explore its strategic options to exploit shareholder value from this intellectual property. We also believe that voclosporin has further potential to be of therapeutic value in other autoimmune indications and in the prevention of transplant rejection. Management will consider strategic opportunities for these other potential indications on an ongoing basis.

•	Consider other business development opportunities that would be a strategic fit for the Company or voclosporin under the right circumstances and timing.

About LN

LN is one of the most serious progressions of Systemic Lupus Erythematosus (SLE). The Lupus Foundation of America estimates that >500 thousand people in the United States of America and up to 5.0 million people worldwide suffer from SLE. Approximately 90% of these patients are women of child-bearing age. The disease causes severe impairments on quality of life and wellbeing. Of the patients suffering from SLE, 40-60% experience renal manifestations of the disease resulting in inflammation of the kidney. These patients are considered to have LN and have a high probability of advancing to end stage renal disease (ESRD), dialysis, renal transplant and death, if left untreated.

The ALMS data has been reported in several respected journals, including, the New England Journal of Medicine and the Journal of the American Society of Nephrology

These publications and subsequent alterations in treatment strategies by physicians caring for patients suffering from LN have established CellCept®/MMF as the standard of care for the treatment of LN. This shift in the treatment paradigm for LN and the establishment of CellCept® use as a relatively uniform treatment approach for these patients has, in the view of the Company, caused the LN market to evolve into an attractive and mature market opportunity.

Despite CellCept® being the current SoC for the treatment of LN, it remains far from adequate with fewer than 20% of patients on therapy actually achieving disease remission after six months of therapy. Data suggests that a LN patient who does not achieve rapid disease remission upon treatment is more likely to experience renal failure or require dialysis at 10 years. Therefore, it is critically important to achieve disease remission as quickly and as effectively as possible.

Voclosporin mechanism of action

Voclosporin reversibly inhibits immunocompetent lymphocytes, particularly T-Lymphocytes in the G0 and G1 phase of the cell-cycle, and also reversibly inhibits the production and release of lymphokines. Through a number of processes voclosporin inhibits and prevents the activation of various transcription factors necessary for the induction of cytokine genes during T-cell activation. It is believed that the inhibition of activation of T-cells will have a positive modulatory effect in the treatment of LN. In addition to these immunologic impacts recent data suggests that CNIs have another subtle but important impact on the structural integrity of the podocytes. This data suggests that inhibition of calcineurin in patients with autoimmune kidney diseases helps stabilize the cellular actin-cytoskeleton of the podocytes thus having a structural impact on the podocyte and the subsequent leakage of blood proteins into the urine, which is a key marker of patients suffering from LN.

Potential voclosporin clinical benefits

We believe that voclosporin has shown a number of key potential clinical benefits over the existing commercially available CNIs (tacrolimus & cyclosporine). Firstly, CNI assay results have indicated that voclosporin is approximately four times more potent than its parent molecule cyclosporine, which would indicate an ability to give less drug and produce fewer potentially harmful metabolites. Secondly, cyclosporine inhibits the enterohepatic recirculation of mycophenolic acid (“MPA”), the active metabolite of MMF. The net effect of co-administration of CsA with MMF is reduced MPA systemic exposure by as much as 50%. This drug interaction has not been observed with voclosporin and it is not expected that MPA blood exposure levels will be reduced with voclosporin co-administration. This is an important fact to consider as most patients being treated with voclosporin for LN will already be taking MMF. Furthermore, pharmacokinetic and pharmacodynamics (“PK-PD”) analysis indicate lower PK-PD variability for voclosporin versus tacrolimus or cyclosporine, to the extent that the Company believes flat-dosing can be achieved for voclosporin. The currently available CNIs require extensive therapeutic drug monitoring which can often be costly, confusing and time consuming for treating physicians.

In a head-to-head study comparing voclosporin against cyclosporine in the treatment of psoriasis, cyclosporine was shown to cause significant increases in lipid levels as compared to voclosporin. The difference was statistically significant. This is important considering most lupus patients die of cardiovascular disease. In another study comparing voclosporin against tacrolimus in patients undergoing renal transplantation, the voclosporin group experienced a statistically significantly lower incidence of glucose intolerance and diabetes than tacrolimus treated patients. Additionally, in the Japanese tacrolimus study that led to the approval of this drug in Japan, almost 15% of tacrolimus patients experienced glucose intolerance. This is a major limitation for physicians wanting to use this agent in lupus and is a well described side effect of tacrolimus.

We believe that voclosporin can be differentiated from the older CNIs and thus possess a unique position in the market as it relates to inducing remissiion in patients suffering from LN.

Scientific Rationale for Treatment of LN with voclosporin

While SLE is a highly heterogeneous autoimmune disease (often with multiple organ and immune system involvement), LN has straightforward disease outcomes (readily assessable and easily identified by specialty treaters). T-cell mediated immune response is an important feature of the pathogenesis of LN while the podocyte injury that occurs in conjunction with the ongoing immune insult in the kidney is an important factor in the clinical presentation of the disease. An early response in LN correlates with long-term outcomes and is clearly measured by proteinuria.

The use of voclosporin in combination with the current SoC for the treatment of LN provides a novel approach to treating this disease (similar to the standard approach in preventing kidney transplant rejection). Voclosporin has shown to have potent effects on T-cell activation leading to its immunomodulatory effects. Additionally, recent evidence suggests that inhibition of calcineurin has direct physical impacts on the podocytes within the kidney. Inhibition of calcineurin within the podocytes can prevent the dephosphorylation of synaptopodin which in turn inhibits the degradation of the actin cytoskeleton within the podocyte. This process is expected to have a direct impact on the levels of protein in the urine which is a key marker of LN disease activity.

Voclosporin Development History

Voclosporin has been tested in more than 2,200 patients, including studies where it was compared to placebo or active control. The safety and tolerability profile of the drug therefore is well characterized. Phase 2 or later clinical studies that have been completed include studies in the following indications:

Psoriasis: To date, two Phase 3 clinical studies in patients with moderate to severe psoriasis have been completed. The primary efficacy endpoint in both studies was a reduction in Psoriasis Area and Severity Index, which is a common measure of psoriasis disease severity. The first study treatment with voclosporin resulted in statistically significantly greater success rates than treatment with placebo by the twelfth week. In a second study comparing voclosporin against cyclosporine, the drug was not shown to be statistically non-inferior to cyclosporine in terms of efficacy; however, voclosporin proved superior in terms of limiting elevations in hyperlipidemia. Due to the evolving psoriasis market dynamics and the changing standard of care for the treatment of this disease the Company has decided not to pursue further Phase 3 development.

Renal Transplantation: A Phase 2b clinical trial in de novo renal transplant recipients was completed. Study ISA05-01, the PROMISE Study was a six month study with a six month extension comparing voclosporin directly against tacrolimus on a background of MMF and corticosteroids. Voclosporin was shown to be equivalent in efficacy, but superior to tacrolimus with respect to the incidence of new onset diabetes after transplantation. In 2010, tacrolimus lost its exclusivity in most world markets and as a result, the competitive pricing environment for voclosporin for this indication has come into question. Additionally, the more expensive development timelines for this indication has made it a less attractive business proposition as compared to the LN indication, even when considering the fact that a special protocol assessment has been agreed to by the FDA for this indication.

Uveitis: Multiple studies in various forms of non-infectious uveitis have been completed over the past several years by Lux, a former licensee of the Company, indicating mixed efficacy. In all but one of the studies, completed by the licensee, an impact on disease activity was shown in the voclosporin group. However achievement of the primary end-points in multiple studies could not be shown. Uveitis is a notoriously difficult disease to study due to the heterogeneity of the patient population and the lack of validated clinical end-points. However in all of the uveitis studies completed, the safety results were consistent and the drug was well tolerated. The Company has now successfully terminated its licensing agreement with Lux. In conjunction with this termination the Company has retained a portfolio of additional patents that Lux had been prosecuting that are focused on delivering effective concentrations of voclosporin to various ocular tissues. The Company will continue to evaluate these patents and make strategic recommendations on how they fit into the ongoing strategic directives of the Company.

THREE YEAR HISTORY

CORPORATE DEVELOPMENTS IN 2016

FDA End of Phase 2 Meeting and Plans for Single LN Phase 3 Clinical Trial

On November 2, 2016, we announced the FDA’s preference for a single double-blind, randomized, placebo controlled Phase 3 clinical trial for voclosporin in the treatment of LN, to be entitled “AURORA”. This trial will be blinded for up to 52 weeks of treatment. That preference resulted from multiple discussions with the agency and followed the submission to and review of a comprehensive clinical and safety package relating to voclosporin by the FDA Division of Pulmonary, Allergy and Rheumatology Products. Pursuant to our recent End of Phase 2 meeting with the FDA Division of

Pulmonary, Allergy and Rheumatology Products, we believe this LN Phase 3 clinical trial, the design of which is consistent with the AURA clinical trial, will, if successful, support a New Drug Application (“NDA”) submission. We also expect to enroll the first patients into the Phase 3 clinical trial sometime during the second quarter of 2017.

The AURORA clinical trial will be a global 52-week double-blind, placebo controlled study of approximately 320 patients. We are finalizing the study protocol and regulatory submissions and in parallel are working on site selection with trial initiation anticipated in Q2 2017. Patients will be randomized 1:1 to either 23.7 mg of voclosporin (administered twice a day) (“BID”) and MMF or MMF and placebo, with both arms receiving a stringent oral corticosteroid taper. The study population will be comprised of patients with biopsy-proven active LN who will be evaluated on the primary efficacy endpoint of renal response at 24 weeks, a composite which includes:

•	Urinary/protein creatinine ratio (“UPCR”) of ≤0.7 mg/mg;

•	Normal, stable renal function (≥60 mL/min/1.73 m2 or no confirmed decrease from baseline in eGFR of >20%);

•	Presence of sustained, low dose steroids (≤10 mg prednisone from week 16-24); and

•	No administration of rescue medications.

The readout of the primary endpoint of renal response at 24 weeks will occur after database lock at 52 weeks. Patients completing the 52 week study will then have the option to roll-over into a 104 week blinded continuation study. These data will allow us to assess long-term outcomes in LN patients that will be valuable in a post- marketing setting in addition to future interactions with various regulatory authorities.

While voclosporin has received fast track designation, the FDA has informed us that voclosporin is not eligible for breakthrough therapy designation at this time. We will continue to benefit from fast track designation, which includes more frequent communications with the FDA, potential for priority review of the NDA and an option to submit a rolling NDA submission, which may expedite the review process.

Our initial forecast is that the AURORA clinical trial will cost in the range of $70 million to $80 million. However, we are still in the process of obtaining quotes from suppliers and CROs and determining the optimum number of countries and sites in which to conduct the AURORA clinical trial and as a result this forecast may change. In addition, the initial estimate of the cost of the continuation study is in the range of $20 million to $25 million.

On December 13, 2016, we announced that we had received the final End of Phase 2 meeting minutes from the FDA Division of Pulmonary, Allergy and Rheumatology Products and that the minutes are consistent with the preliminary responses that were issued to us prior to the meeting which took place on October 25, 2016. We are currently having ongoing discussions and correspondence with the EMA. We are working towards final discussions with their scientific advice working party and are currently awaiting official feedback. We also plan to have a regulatory meeting with the PMDA regarding requirements for Japan.

AURION Clinical Trial Update

The AURION trial is a single-arm, twin center, exploratory study assessing the predictive value of an early reduction in proteinuria in subjects receiving 23.7 mg of voclosporin BID with the current standard of care in patients with active LN. The primary objective of the AURION clinical trial is to examine biomarkers of disease activity at eight weeks and their ability to predict response at 24 and 48 weeks. Based on our recently released 48 week topline results for the AURA study, we are re-evaluating specific endpoints to optimize trial design and success. We do not believe this will affect the timing for the initiation or completion of the AURORA study.

Study Design:

The primary analysis is the number of patients achieving each of the following biomarkers and the number of these patients who go on to achieve week 24 or week 48 remission.

Biomarkers:

•	25% reduction in UPCR at eight weeks;

•	C3 complement normalization at 8 weeks;

•	C4 complement normalization at 8 weeks; and

•	Anti-dsDNA (double-stranded DNA) normalization at eight weeks.

The secondary analysis includes the 24 and 48 week outcomes, markers of SLE and pharmacokinetics and pharmacodynamics (PK/PD) of voclosporin.

On October 6, 2016, we announced 24 week data in all 10 patients from the AURION clinical trial, an open-label exploratory study to assess the short-term predictors of response using voclosporin (23.7 mg BID) in combination with MMF and oral corticosteroids in patients with active LN. The data was presented by Robert Huizinga, Vice President of Clinical Affairs at Aurinia Pharmaceuticals at the 10th Annual European Lupus Meeting in Venice, Italy.

The primary objective of the trial is to examine biomarkers of disease activity at eight weeks and their ability to predict response at 24 and 48 weeks.

In this trial, 70% (7/10) of patients achieved CR at 24 weeks as measured by a UPCR of ≤0.5mg/mg, eGFR within 20% of baseline and concomitant steroid dose of <5 mg/day. Of the 10 patients that achieved a reduction of UPCR of ≥25% at 8 weeks, 80% were responders (≥50% reduction in UPCR over baseline) at 24 weeks and 70% were in CR at 24 weeks, proteinuria levels decreased by a mean of 61% from baseline through the first 24 weeks of the study. In addition, inflammatory markers such as C3, C4 and anti- dsDNA all continued to normalize to 24 weeks. Voclosporin was well-tolerated with no unexpected safety signals observed. Patients were generally improving while function, as measured by eGFR, remained stable over the 24 weeks. We believe that the results of the AURION study supports the use of the 23.7 mg twice daily dose in further studies, and we believe that the AURION study also supports that this dosage is optimal for the AURORA study.

Details of the results are below:

Patient#	Attained ≥25% reduction in UPCR at 8 weeks	Attained PR* at 8 weeks	Attained PR* at 24 weeks	Attained CR at 8 weeks	Attained CR at 24 weeks
1	Y	Y	Y	Y	Y
2	Y	Y	Y	Y	Y
3	Y	Y	Y	N	N
4	Y	N	N	N	N
5	Y	Y	Y	Y	Y
6	Y	Y	Y	Y	Y
7	Y	N	N	N	N
8	Y	Y	Y	Y	Y
9	Y	N	Y	N	Y
10	Y	Y	Y	N	Y

TOTALS:	100% (10/10)	70% (7/10)	80% (8/10)	50% (5/10)	70% (7/10)

*	Retrospectively defined by ≥50% reduction in UPCR

AURA – Positive Top-Line Results For 24 Week Data

On August 15, 2016, we announced positive top-line results from the AURA clinical trial in patients with active LN. The trial achieved its primary endpoint, demonstrating statistically significantly greater CR at 24 weeks (and confirmed at 26 weeks) in patients treated with 23.7 mg of voclosporin twice daily (p=0.045). This was the first global study of LN to meet its primary endpoint. Both treatment arms, 23.7 mg and 39.5 mg twice daily also showed a statistically significant improvement in the rate of achieving partial remission (“PR”) at 24 weeks (p=0.007; p=0.024). Each arm of the study included the current standard of care of MMF as background therapy, and a forced steroid taper.

AURA Trial Design

The AURA clinical trial or “Aurinia Urinary protein Reduction Active – Lupus with Voclosporin” compared the efficacy of voclosporin added to current standard of care of MMF, also known as CellCept®, against standard of care with placebo in achieving CR in patients with active LN. It enrolled 265 patients at centers in 20 countries worldwide. On entry to the trial, patients were required to have a diagnosis of LN according to established diagnostic criteria (American College of Rheumatology) and clinical and biopsy features indicative of active LN. Patients also either had proteinura of greater than or equal to 1.5 mg/mg or, in the case of Class V LN patients, greater than or equal to 2 mg/mg.

Patients were randomized to one of two dosage groups of voclosporin (23.7 mg BID and 39.5 mg BID) or placebo, with all patients also receiving MMF and oral corticosteroids as background therapy. All patients had an initial IV dose of steroids (500-1000 mg) and then were started on 20-25 mg/daily, which was tapered down to a low dose of 5 mg daily by week 8 and 2.5 mg daily by week 16.

The primary endpoint was a measure of the number of patients who achieved CR at 24 weeks which had to be confirmed at 26 weeks. CR required the following four elements:

•	protein/creatinine ratio of ≤0.5 mg/mg;

•	normal stable renal function (eGFR ≥60 mL/min/1.73m2 or no confirmed decrease from baseline in eGFR of ≥20%);

•	Presence of sustained, low dose steroids (≤10mg/day of prednisone from week 16 - 24); and

•	No administration of rescue medications throughout the treatment period.

Summary of 24 Week Results

The groups were generally well-balanced for age, gender and race, however, when considered together, the proteinuria and eGFR data suggest that disease severity was greater for the low-dose voclosporin group.

Efficacy

•	The primary endpoint of CR was met for the low-dose voclosporin group in the ITT analysis (p=0.045). 32.6% of patients on low dose achieved CR, compared to 27.3% on high dose and 19.3% in the control arm.

•	The odds ratio indicates that patients were twice as likely to achieve CR at 24 weeks compared to the control arm (OR=2.03).

•	The primary endpoint was re-analyzed using the 24-hour urine data in place of First Morning Void collections, confirming the finding that patients were twice as likely to achieve CR at 24 weeks compared to the control arm (p=0.047; OR=2.12).

•	Both voclosporin groups had a statistically significantly faster time to CR (UPCR ≤ 0.5 mg/mg) than the control arm. Results of time to CR for co-variate analyses were broadly consistent with overall efficacy rates in those sub-groups.

•	The secondary endpoint of PR (50% reduction in UPCR over baseline with no administration of rescue medication throughout the treatment period) was met for both voclosporin groups in the ITT analysis with 69.7% of patients on low dose achieving PR (p=0.007) and 65.9% in the high dose group (p=0.024). 49.4% of patients in the control arm achieved PR.

•	Time to PR was similar (4 weeks) in the two voclosporin groups and was statistically significantly faster than what was observed in the control group (6.6 weeks).

Safety

•	The overall rate of adverse events (“AEs”) was similar across all groups.

•	The overall rate of serious adverse events (“SAEs”) was higher in both voclosporin groups but the nature of SAEs is consistent with highly active LN.

•	The overall pattern of AEs and SAEs was consistent with that observed in other LN studies.

•	There were 13 deaths across the trial: two in the high-dose voclosporin arm; 10 in the low-dose voclosporin arm; and one in the control arm, with the majority of overall deaths (11/13) occurring at sites with compromised access to standard of care. All deaths were assessed by the study investigator as being unrelated to study treatment. No dose-dependent relationship was observed. The pattern of death in the study is consistent with other global LN studies.

On September 29, 2016, we announced that in addition to voclosporin (23.7 mg BID) achieving its primary endpoint of CR at 24 weeks, both doses of voclosporin when added to the current standard of care of MMF and a forced oral corticosteroid taper have met all 24-week pre-specified secondary endpoints vs the control group making AURA the first global study of LN to meet both its primary and secondary endpoints at 24 weeks. These pre-specified endpoints include: PR, which is measured by a ≥50% reduction in UPCR with no concomitant use of rescue medication; time to CR and PR; reduction in Systemic Lupus Erythematosus Disease Activity Index or SLEDAI score; and reduction in UPCR over the 24-week treatment period.

Pre-specified Secondary Endpoint	Control	Low Dose VCS (23.7mg BID)	High Dose VCS (39.5mg BID)
Time to CR [median]	Not achieved	19.7 weeks p<.001	23.4 weeks p=.001
PR (as measured by UPCR reduction of ≥ 50% from baseline)	49%	70% p=.007	66% p=.024
Time to PR [median]	6.6 weeks	4.1 weeks p=.002	4.4 weeks p=.003
SLEDAI Reduction	-4.5	-6.3 p=.003	-7.1 p=.003
Reduction in UPCR	-2.216 mg/mg	-3.769 mg/mg p<.001	-2.792 mg/mg p=.006
		All p-values are vs control

The SLEDAI reduction and reduction in UPCR in the low does voclosporin arm were each statistically significant when compared to the control group.

On September 30, 2016, we presented detailed 24 week results on the AURA clinical trial. These included a number of pre-specified subset and co-variate analyses and post-hoc analyses on the data, which show rapid proteinuria reduction and early remission. Based on recent literature suggesting that using a UPCR of ≤.7mg/mg has better predictive power regarding long-term renal outcomes in LN patients, we performed a post hoc analysis applying this measure. In doing so, we saw both a greater treatment difference between the 23.7 mg BID voclosporin arm and the control arm, and better statistical power, which improves from a p-value of .045 to less than .01.

Based on these data and the 48 week data we believe:

•	voclosporin has shown statistically significant efficacy in multiple dimensions;

•	pre-specified and post-hoc analyses have provided valuable insight;

•	the LN Phase 3 clinical trial will be de-risked based upon the AURA results; and

•	biomarker data suggest significant effect on the underlying immunologic process of the disease.

We also released detailed safety data for the trial including an in-depth mortality assessment. The safety and tolerability of voclosporin has been well-documented in numerous studies. In previous studies, over 2,200 patients have been treated with voclosporin across multiple indications with no unexpected SAEs. Clinical doses of voclosporin studies to date range from 13-70 mg BID.

No new safety signals were observed with the use of voclosporin in LN patients and voclosporin was well- tolerated. The overall safety profile of voclosporin is consistent with other immunomodulators. The summary of AEs by system organ class (“SOC”) across arms in the study is as follows:

	Control	Voclosporin 23.7mg BID	Voclosporin 39.5 mg BID
SOC	N=88	N=89	N=88
Any AE	74 (84.1)	81 (91.0)	84 (95.5)

Thirteen deaths have been reported in the AURA clinical trial which is a pattern that is consistent with other global active LN studies. Eleven of thirteen deaths occurred at sites with compromised access to standard of care; and patients who died in the trial had a statistically different clinical baseline picture, indicating a more severe form of LN, potential comorbid conditions and poor nutrition. The last death in the study occurred in February 2016. Both the FDA and Data Safety Monitoring Board have reviewed in detail each death that occurred in the trial. No dose-dependant relationship was observed. Between the 24 and 48 week end points, there was one SAE in the control arm and two SAEs in the low-dose voclosporin arm of the study.

On November 15, 2016, at the American College of Rheumatology annual meeting, we presented speed of remission data from the AURA trial in a late-breaking abstract titled “Speed of Remission with the Use of Voclosporin, MMF and Low Dose Steroids: Results of a Global Lupus Nephritis Study.” The data presented are a post-hoc responder analysis (median time to CR for those who achieve CR), demonstrating 7.3 weeks to CR for voclosporin 23.7mg BID vs the control arm of 12 weeks.

On November 21, 2016, at the American Society of Nephrology Kidney Week 2016, we presented renal function data for the AURA trial in a late breaking session titled “High Impact Clinical Trials”. These data showed that in the voclosporin treatment arms, the renal function as measured by eGFR was stable and not significantly different from the control arm during the course of the trial. Mean blood pressure was slightly reduced and was similar between all treatment groups.

Financings

June 2016 Private Placement

On June 22, 2016, we completed a private placement of 3,000,000 units at US$2.36 per unit for aggregate gross proceeds of US$7,080,000 (the “June 2016 Private Placement”). Each unit consisted of one common share and a 0.35 of one common share purchase warrant exercisable for a period of two years from the date of issuance at an exercise price of US$2.77.

July 2016 At-the-Market Facility

On July 22, 2016, we announced that we had entered into a controlled equity offering sales agreement with Cantor Fitzgerald & Co. pursuant to which the Company was authorized to sell, from time to time, through at-the-market offerings (the “July ATM”) with Cantor Fitzgerald & Co. acting as sales agent, such common shares as would have an aggregate offer price of up to US$10,000,000. We also filed a prospectus supplement with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission, which supplemented our short form base shelf prospectus dated October 16, 2015, and our shelf registration statement on Form F-10 dated October 16, 2015, declared effective on November 5, 2015 (the “Shelf Prospectus”). Sales in the July ATM were only conducted in the United States through NASDAQ at market prices. No sales were conducted in Canada or through the Toronto Stock Exchange.

As of October 3, 2016, sales pursuant to the July ATM were concluded. We issued 3,306,085 common shares, receiving gross proceeds in the aggregate of US$8,000,000 ($6,142,000 in the third quarter of 2016 and $1,858,000 subsequent to the quarter end), being the maximum value permissible in accordance with Canadian securities laws.

November 9, 2016 At-the Market Facility

The Company entered into a second controlled equity offering sales agreement with Cantor Fitzgerald & Co. dated November 9, 2016 (the “November ATM”) pursuant to which the Company is authorized to offer and sell our common shares having an aggregate offering price of up to $8.0 million. We also filed a prospectus supplement on November 9, 2016 with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission, which supplemented our Shelf Prospectus. The prospectus supplement was amended and an amended and restated prospectus supplement was filed on February 24, 2017 to update changes to Company information.

The sales under the November ATM are only conducted in the United States through NASDAQ at market prices. No sales will be conducted in Canada or through the Toronto Stock Exchange.

As at December 31, 2016 and March 6, 2017, we had issued 138,986 common shares and received gross proceeds of $396,000 leaving the Company authorized to sell such common shares as would have an aggregate offer price of up to $7.6 million.

December 2016 Public Offering

On December 28, 2016, we announced that we closed our US$28.75 million financing (including US$3.75 million pursuant to an exercise of the underwriters’ over-allotment option), for the sale of 12,777,775 units at a price of US$2.25 per unit (the “December 2016 Offering”). Each unit consisted of one common share and one half of one common share purchase warrant (each whole warrant, a “December 2016 Warrant”). Each December 2016 Warrant entitles the holder to purchase one common share at the exercise price of US$3.00 per common share for a period of five years after the closing of the offering. H.C. Wainwright & Co., LLC acted as sole book-running manager, and Cormark Securities Inc., acted as co-manager. The underwriters received a fee of 7.0% of the gross proceeds of the offering.

Other

Appointment of New Director

On December 12, 2016, we announced the appointment of Lorin Jeffry “Jeff” Randall to our board of directors and Chairman of the Audit Committee.

CORPORATE DEVELOPMENTS IN 2015

Filing of Base Shelf Prospectus - October 19, 2015

The Company received a final receipt from the British Columbia Securities Commission on October 19, 2015 for the Shelf Prospectus.

The Shelf Prospectus and corresponding shelf registration statement allows Aurinia to offer common shares of Aurinia, warrants to purchase common shares of Aurinia and subscription receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, common shares of Aurinia or any combination thereof during the 25-month period that the Shelf Prospectus is effective, with a total offering price, in the aggregate, of up to US$250 million. The Shelf Prospectus is intended to give Aurinia the capability to access new capital from time to time. The amount and timing of any future offerings will be based on the Company’s financial requirements and market conditions at the time.

The specific terms of any future offering under the Shelf Prospectus will be established at the time of such offering. At the time any of the securities covered by the Shelf Prospectus are offered for sale, a prospectus supplement containing specific information about the terms of such offering will be filed with applicable Canadian securities regulatory authorities and the SEC.

CORPORATE DEVELOPMENTS IN 2014

Listing on NASDAQ - September 2, 2014

Aurinia received approval from the NASDAQ Listing Qualifications Department to list its common shares on the NASDAQ and commenced trading on September 2, 2014 under the trading symbol “AUPH”.

Listing on the TSX - June 2, 2014

Aurinia applied to the TSX for the relisting of its common shares and subsequently the common shares were listed on the TSX as of the open of trading on June 2, 2014. The common shares of Aurinia continue to trade on the TSX under the trading symbol “AUP”.

Private Placement Financing - February 14, 2014

On February 14, 2014, Aurinia completed a $52 million private placement (the “February 2014 Offering”). The proceeds from the February 2014 Offering are being used for the LN Phase 2b clinical trial currently underway, general corporate and working capital purposes.

The financing was led by venBio, New Enterprise Associates, Redmile Group, RA Capital Management, Great Point Partners, and Apple Tree Partners, with participation from various other institutional investors, including existing shareholders Lumira Capital, ILJIN and Difference Capital.

Under the terms of the February 2014 Offering, Aurinia issued 18.92 million units at a subscription price per unit of $2.7485, each unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant, exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. All securities issued in connection with the February 2014 Offering were subject to a four-month hold period from the date of issuance in accordance with applicable securities law, which expired on June 15, 2014 for the securities issued at closing.

Leerink Partners LLC acted as lead placement agent and Canaccord Genuity Inc. acted as co-placement agent for the February 2014 Offering. The placement agents were paid a 7.5% cash commission on subscriptions excluding those from existing shareholders for a total commission of $3.86 million.

Termination of Distribution and License Agreement with Lux – February 27, 2014

On February 27, 2014 Aurinia signed a Termination and Assignment Agreement (the “Lux Agreement”) with Lux which returned worldwide rights to develop and commercialize voclosporin for the treatment and prophylaxis of all ophthalmic diseases back to the Company. The return of this license further consolidates the intellectual property related to voclosporin which was a key consideration in the acquisition of Aurinia Pharma Corp. by the Company in 2013. Coincident with the termination of the Lux Agreement the Company has retained a portfolio of patents focused around delivering voclosporin in high concentrations to various tissues of the eye. We will evaluate this intellectual property and define its role as it relates to the defined corporate strategy of the Company.

REGULATORY AND BUSINESS MATTERS

REGULATORY REQUIREMENTS

The development, manufacturing and marketing of voclosporin is subject to regulations relating to the demonstration of safety and efficacy of the products as established by the government (or regulatory) authorities in those jurisdictions where this product is to be marketed. The Company would require regulatory approval in the United States and Europe where activities would be conducted by the Company or on the Company’s behalf. Depending upon the circumstances surrounding the clinical evaluation of the product candidate, the Company itself may undertake clinical trials, contract clinical trial activities to contract research organizations, or rely upon corporate partners for such development. We believe this approach will allow us to make cost effective developmental decisions in a timely fashion. We cannot predict or give any assurances as to whether regulatory approvals will be received or how long the process of seeking regulatory approvals will take.

Although only the jurisdictions of the United States and Europe are discussed in this section, the Company also intends to seek regulatory approval in other jurisdictions in the future and will initiate clinical studies where appropriate.

United States

In the United States, all drugs are regulated under the Code of Federal Regulations and are enforced by the FDA. The regulations are similar to those in Canada and require that non-clinical and clinical studies be conducted to demonstrate the safety and effectiveness of products before marketing, and that the manufacturing be conducted according to certain “Good Manufacturing Practice” standards provided by the FDA.

Subsequent to the initial proof-of-concept and preliminary safety studies, the application submitted to the FDA prior to conducting human clinical trials of new drugs is referred to as an IND application. This application contains similar information to the Canadian CTA, and the FDA has 30 days in which to notify the Company if the application is unsatisfactory. If the application is deemed satisfactory, then we may proceed with the clinical trials. As in Canada, before a clinical trial can commence at each participating clinical trial site, the site’s IRB/IEC must approve the clinical protocol and other related documents. The FDA or an IRB/IEC may place a hold on a clinical trial at any time.

After completing all required non-clinical and clinical trials, and prior to selling a novel drug in the United States, the Company must also comply with NDA procedures required by the FDA. The NDA procedure includes the submission of a package containing similar information as to that required in the new drug submission in Canada to demonstrate safety and efficacy of the novel drug and describe the manufacturing processes and controls. FDA approval of the submission, including agreement on labelling, is required prior to commercial sale or commercial distribution of the product in the United States. Pre- and/or post-approval inspections of manufacturing and testing facilities are necessary. The FDA may also conduct inspections of the clinical trial sites and the non-clinical laboratories conducting pivotal safety studies to ensure compliance with good clinical practice and good laboratory practice requirements. The FDA has the authority to impose certain post-approval requirements, such as post-market surveillance clinical trials. In addition, FDA approval can be withdrawn for failure to comply with any post-marketing requirements or for other reasons, such as the discovery of significant adverse effects.

Europe

In Europe, the evaluation of new products is coordinated by the EMA. The regulations are similar to those in Canada and the United States and require that non-clinical and clinical studies be conducted to demonstrate the safety and effectiveness of products before marketing, and that the manufacturing be conducted according to good manufacturing practice.

Subsequent to the initial proof-of-concept and preliminary safety studies, and prior to conducting human clinical trials, a CTA must be submitted to the competent authority in the country where the clinical trial will be conducted. This application contains similar information to the Canadian CTA and United States IND. In Europe, the clinical trials are regulated by the European Clinical Trial Directive (2001/20/EC). As in Canada and the United States, before a clinical trial can commence at each participating clinical trial site, the site’s IRB/IEC must approve the clinical protocol and other related documents.

A major difference in Europe, when compared to Canada and the United States, is with the approval process. In Europe, there are different procedures that can be used to gain marketing authorization in the EU. The first procedure is referred to as the centralized procedure and requires that a single application be submitted to the EMA and, if approved, allows marketing in all countries of the EU. The centralized procedure is mandatory for certain types of medicines and optional for others. The second procedure is referred to as national authorization and has two options; the first is referred to as the mutual recognition procedure and requires that approval is gained from one member state, after which a request is made to the other member states to mutually recognize the approval, whilst the second is referred to as the decentralised procedure which requires a member state to act as the reference member state through a simultaneous application made to other member states.

DRUG DEVELOPMENT PROCESS

Clinical trials involve the administration of an investigational pharmaceutical product to individuals under the supervision of qualified medical investigators. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety, and the efficacy criteria to be evaluated. Each protocol is submitted to the appropriate regulatory body and to a relevant IRB/IEC prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential phases which may overlap in time-frame.

In summary, the following steps must be completed prior to obtaining approval for marketing in the United States and Europe:

1.	Nonclinical Animal Studies - These studies evaluate the safety and potential efficacy of a therapeutic product and form part of the application which must be reviewed by the appropriate regulatory authority prior to initiation of human clinical trials.

2.	Phase 1 Clinical Trials - These trials test the product in a small number of healthy volunteers to determine toxicity (safety), maximum dose tolerance, and pharmacokinetic properties.

3.	Phase 2 Clinical Trials - These trials are conducted in the intended patient population and include a larger number of subjects than in Phase 1. The primary goal is to determine the safety of a product in a larger number of patients and ultimately in the intended patient population. These trials may also provide early information on the potential effectiveness of a product.

4.	Phase 3 Clinical Trials - These trials are conducted in an expanded patient population at multiple sites to determine longer-term clinical safety and efficacy of the product. It is from the data generated in these trials that the benefit/risk relationship of a product is established and the final drug labelling claims are defined.

In the course of conducting clinical trials for a drug candidate, a company may conduct more than one trial of a particular phase in order to evaluate the drug against a variety of indications or in different patient populations. In such a case, industry practice is to differentiate these trials by way of designations such as “Phase 2a” or “Phase 2b”.

A key factor influencing the rate of progression of clinical trials is the rate at which patients can be recruited to participate in the research program. Patient recruitment is largely dependent upon the incidence and severity of the disease and the alternative treatments available.

Even after marketing approval for a drug has been obtained, further trials may be required (referred to as Phase 4 trials). Post-market trials may provide additional data on safety and efficacy necessary to gain approval for the use of the product as a treatment for clinical indications other than those for which the product was initially tested. These trials may also be used for marketing purposes.

Aurinia expects that it will be required to conduct additional studies for the LN clinical program in order to submit for marketing approval in the United States and Europe. The costs and timing of the program will be dependent on a number of variables including the results of the AURA clinical trial, and the number and size of the additional studies. The additional studies will be determined subsequent to the AURA primary endpoint data results based on meetings with the regulators. The costs of conducting the additional studies are expected to be at least as much as those required for the current AURA clinical trial.

MANUFACTURING, ENCAPSULATING AND PACKAGING OF VOCLOSPORIN

Drug supply costs are comprised of third party charges for manufacturing, encapsulating and packaging of voclosporin.

Voclosporin, requires a specialized manufacturing process. Lonza is currently the Company’s sole manufacturer of voclosporin and has manufactured the active pharmaceutical ingredient (“API”) for the Company’s clinical trials since 2004. Pricing for clinical supply is determined through negotiations between Lonza and the Company and is based on the size of specific API production runs and the cost of the raw materials used in the API manufacturing process. As at the date of this AIF, we have not experienced any difficulty in obtaining the raw materials required with respect to the manufacturing of voclosporin.

Lonza Manufacturing Collaboration Agreement

In November, 2016, we entered into a long-term manufacturing collaboration and services agreement with Lonza for the manufacture of API. This agreement follows a successful multi-year clinical manufacturing relationship where the Company and Lonza have been refining the process and analytical methods to produce clinical and commercial supplies of voclosporin. Under the terms of the agreement, Lonza has agreed to produce cGMP-grade voclosporin drug substance for use in our Phase 3 LN clinical trial program and for future commercial use. The agreement also provides an option to have Lonza exclusively supply API for up to 20 years. In December, 2016, we submitted a binding purchase order in the amount of CHF 2.05 million to Lonza in addition to a deposit of CHF 1.00 million made earlier in the year for the manufacture of API for future use.

Encapsulating and Packaging of Voclosporin

We have contracted Catalent to encapsulate and package voclosporin for our LN Phase 3 clinical trial program (we also used Catalent for our LN Phase 2b clinical trial.). It is our intention that Catalent will provide services with respect to encapsulating and packaging the voclosporin required for future clinical and commercial supply needs. Catalent is currently the sole supplier for encapsulating and packaging the Company’s clinical drug supply. Pricing for these services is determined by negotiations between Catalent and the Company and is based on the specific production run size. As at the date of this AIF, we have not experienced any difficulty in obtaining the raw materials used in the encapsulating and packaging process.

INTELLECTUAL PROPERTY RIGHTS

Patents and other proprietary rights are essential to our business. Our policy has been to file patent applications to protect technology, inventions, and improvements to our inventions that are considered important to the development of our business.

As of December 31, 2016, we owned 11 granted United States patents and two United States patent applications related to cyclosporin analogs, including granted United States patents covering voclosporin composition of matter, methods of use, formulations and synthesis, which expire between 2018 and 2024, and 151 corresponding granted patents and four corresponding patent applications in other jurisdictions, excluding Canada, South Africa and Israel, which expire between 2018 and 2022. The corresponding Canadian, South African and Israeli patents are owned by Paladin Labs Inc. We anticipate that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries. In addition to patent rights, we also expect to receive “new chemical entity” exclusivity for voclosporin in certain countries, which provides from five years in the United States to up to ten years in Europe of data exclusivity beyond the date of regulatory approval.

We have licensed the development and distribution rights to voclosporin for China, Hong Kong and Taiwan to 3Sbio Inc. This license is royalty bearing and we will also supply finished product to 3Sbio Inc. on a cost plus basis. We do not expect to receive any royalty revenue pursuant to this license in the foreseeable future.

As of December 31, 2016, we also owned two granted United States patents related to ophthalmic formulations of calcineurin inhibitors or mTOR inhibitors, including voclosporin, and one granted United States patent related to ophthalmic formulations of dexamethasone, which expire between 2028 and 2031. We also own 14 corresponding granted patents and four corresponding patent applications in other jurisdictions.

COMPETITIVE ENVIRONMENT

The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. Many companies, including major pharmaceutical as well as specialized biotechnology companies, are engaged in activities focused on medical conditions that are the same as, or similar to, those targeted by us. Many of these companies have substantially greater financial and other resources, larger research and development staff, and more extensive marketing and manufacturing organization than we do. Many of these companies have significant experience in preclinical testing, human clinical trials, product manufacturing, marketing and distribution, and other regulatory approval procedures. In addition, colleges, universities, government agencies, and other public and private research organizations conduct research and may market commercial products on their own or through collaborative agreements. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. These institutions also compete with us in recruiting and retaining highly qualified scientific personnel.

EMPLOYEES

	As at December 31, 2016	As at December 31, 2015	As at December 31, 2014
Total Number of Employees	20	16	11

As at December 31, 2016 the Company employed 20 employees, 16 of whom held advanced degrees in science and business, including one with a Ph.D. degree and one with an MD.

Of our total 20 employees as at December 31, 2016, 10 employees were engaged in, or directly support, clinical trial activities; and 10 employees were engaged in corporate, administration and business development activities.

Our employees are not governed by a collective agreement. We have not experienced a work stoppage and believe our employee relations are satisfactory given the current economic conditions.

FACILITIES

We entered into an agreement, effective June 1, 2014, to sublease 4,418 square feet of office and storage space at our head office location in Victoria, British Columbia. The sublease is for a term of five years, with the Company having the right to terminate after the third year at no cost. The estimated base rent plus operating costs on a monthly basis for the period January 1, 2016 to May 31, 2017 is approximately $9,000 per month.

We entered into an agreement on November 14, 2014 to lease 1,247 square feet of office space for the Edmonton, Alberta registered office where our finance group is located. The lease was for a term of two years commencing on January 1, 2015 at a cost of approximately $1,300 per month. We have extended the lease for an additional year at the same rental amount.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the following risks in addition to the other information included in this AIF, our historical consolidated financial statements and related notes, before you decide to purchase our common shares. The risks and uncertainties described below are those that we currently believe may materially affect the Company and are set out in no particular order. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial may also become important factors that materially and adversely affect our business, financial condition and results of operations. If any of the following events were to actually occur, our business, operating results or financial condition could be adversely affected in a material manner.

RISKS RELATING TO AURINIA’S BUSINESS

Our financial statements for the year ended December 31, 2016 contain a going concern note which may have an adverse effect on our relationships with current and future collaborators, contract suppliers and investors.

Since its inception, the Company has experienced recurring operating losses and negative cash flows, and expects to continue to generate operating losses and consume significant cash resources for the foreseeable future. As at December 31, 2016, we had net working capital of $33,490,000 compared to $12,917,000 as at December 31, 2015. For the year ended December 31, 2016, we reported a loss of $23,295,000 (December 31, 2015 – $18,607,000) and a cash outflow from operating activities of $18,713,000 (December 31, 2015 – $17,766,000). As at December 31, 2016, we had an accumulated deficit of $281,048,000 (December 31, 2015 – $257,753,000).

The proceeds received from the December 2016 Offering, November ATM, July ATM, June 2016 Private Placement and warrant exercises in 2016 have provided us with liquidity in the short-term and sufficient funding to complete the Phase 2b LN trial and fund the planned activities for the Phase 3 LN clinical trial into the fourth quarter of 2017. However, we will need to seek additional funding from such potential sources as debt financing, licensing of specific territories and /or additional equity offerings within the next 12 months in order to continue the development and commercialization of voclosporin for LN, and in particular, the Phase 3 clinical trial.

The outcome of these offerings is dependent on a number of factors outside of our control. The nature of the biotechnology sector and current financial equity market conditions make the success of any future financing ventures uncertain. There is no assurance the November ATM or any new financings will be successful. This uncertainty casts significant doubt upon our ability to continue as a going concern and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The success of the Company and recoverability of amounts expended on research and development to date, including capitalized intangible assets, are dependent on our ability to raise additional cash, then to complete development activities, receive regulatory approval and to be able to commercialize voclosporin in the key markets and indications, whereby we can achieve future profitable operations. Depending on the results of the research and development programs and availability of financial resources, we may accelerate, terminate, cut back on certain areas of research and development, commence new areas of research and development or curtail certain or all of our operations. There is no assurance these initiatives will be successful.

These conditions raise substantial doubt about our ability to continue as a going concern without raising these additional funds.

As a result, our consolidated financial statements for the year ended December 31, 2016 contain a going concern note with respect to this uncertainty. Substantial doubt about our ability to continue as a going concern may materially and adversely affect the price of our common shares, and it may be more difficult for us to obtain financing. The going concern note in our consolidated financial statements may also adversely affect our relationships with current and future collaborators, contract manufacturers and investors, who may grow concerned about our ability to meet our ongoing financial obligations. If potential collaborators decline to do business with us or potential investors decline to participate in any future financings due to such concerns, our ability to increase our financial resources may be limited. We have prepared our financial statements on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Our consolidated financial statements do not include any adjustment to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Clinical Trial Progress and Results – Heavy Dependence on Voclosporin

We have invested a significant portion of our time and financial resources in the development of voclosporin. Voclosporin is currently our only product candidate. We anticipate that our ability to generate revenues and meet expectations will depend on the successful development and commercialization of voclosporin. The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	successful completion of clinical programs, and in particular, the planned Phase 3 LN clinical trial;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining partners with sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin for autoimmune indications and/or transplant;

•	maintaining suitable manufacturing and supply agreements to ensure commercial quantities of the product through validated processes; and

•	acceptance and adoption of the product by the medical community and third-party payors.

It is possible that we may decide to discontinue the development of voclosporin at any time for commercial, scientific, or regulatory reasons. If voclosporin is developed, but not marketed, we will have invested significant resources and our future operating results and financial conditions would be significantly adversely affected. If we are not successful in commercializing voclosporin, or significantly delayed in doing so, our business will be materially harmed and we may need to curtail or cease operations.

Product Development Goals and Time Frames

We set goals for, and make public statements regarding, timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our product. There can be no assurance that our clinical trials will be completed, that regulatory submissions will be made or receive regulatory approvals as planned, or that we will be able to adhere to the current schedule for the validation of manufacturing and launch of our product. If we fail to achieve one or more of these milestones as planned, the price of our common shares could decline.

No Assurance of Successful Development

We have not completed the development of any therapeutic products and in particular, voclosporin, and therefore there can be no assurance that any product will be successfully developed. Voclosporin has not received regulatory approval for our commercial use and sale for any indication, in any jurisdiction. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our product before submission of any regulatory applications. We may never obtain the required regulatory approvals for our product in any indication. Product candidates require significant additional research and development efforts, including clinical trials, prior to regulatory approval and potential commercialization, however, there can be no assurance that the results of all required clinical trials will demonstrate that these product candidates are safe and effective or, even if the results of all required clinical trials do demonstrate that these product candidates are safe and effective, or even if the results of the clinical trials are considered successful by us, that the regulatory authorities will not require us to conduct additional clinical trials before they will consider approving such product candidates for commercial use. Approval or consent by regulatory authorities to commence a clinical trial does not indicate that the device, drug, or treatment being studied can or will be approved. Preparing, submitting, and advancing applications for regulatory approval is complex, expensive, time intensive and entails significant uncertainty.

The results of our completed preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies, and clinical trials will be required if we are to complete the development of our product.

There can be no assurance that unacceptable toxicities or adverse side effects will not occur at any time in the course of preclinical studies or human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our product. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay, or abort the development of our product or, if previously approved, necessitate its withdrawal from the market. Furthermore, there can be no assurance that disease resistance or other unforeseen factors will not limit the effectiveness of our product. Any products resulting from our programs are not expected to be successfully developed or made commercially available in the near term and may not be successfully developed or made commercially available at all. Should our product prove to have insufficient benefit and/or have an unsafe profile, its development will likely be discontinued.

The future performance of the Company will be impacted by a number of important factors, including, in the short-term, our ability to continue to generate cash flow from financings, and in the longer term, our ability to generate royalty or other revenues from licensed technology and bring new products to the market. Our future success will require efficacy and safety of our product and regulatory approval for the product. Future success of commercialization of any product is also dependent on our ability to obtain patents, enforce such patents, avoid patent infringement, and obtain patent extensions where applicable.

We will have significant additional future capital needs and there are uncertainties as to our ability to raise additional funding.

We will require significant additional capital resources to expand our business, in particular the further development of our product candidate, voclosporin. Advancing our product candidate, market for our product, or acquisition and development of any new products or product candidates will require considerable resources and additional access to capital markets. In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

•	we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or other lawsuits, brought by either us or our competition;

•	we experience scientific progress sooner than expected in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

•	we are required to perform additional pre-clinical studies and clinical trials; or

•	we elect to develop, acquire or license new technologies, products or businesses.

We could potentially seek additional funding through corporate collaborations and licensing arrangements or through public or private equity or debt financing. However, if capital market conditions in general, or with respect to life sciences companies such as ours, are unfavourable, our ability to obtain significant additional funding on acceptable terms, if at all, will be negatively affected. Additional financing that we may pursue may involve the sale of common shares which could result in significant dilution to our shareholders. If sufficient capital is not available, we may be required to delay our research and development projects, which could have a material adverse effect on our business, financial condition, prospects or results of operations.

Patents and Proprietary Technology

Patents and other proprietary rights are essential to our business. Our policy has been to file patent applications to protect technology, inventions, and improvements to our inventions that are considered important to the development of our business.

Our success will depend in part on our ability to obtain patents, defend patents, maintain trade secret protection and operate without infringing on the proprietary rights of others. Interpretation and evaluation of pharmaceutical patent claims present complex and often novel legal and factual questions. Accordingly, there is some question as to the extent to which biopharmaceutical discoveries and related products and processes can be effectively protected by patents. As a result, there can be no assurance that:

•	patent applications will result in the issuance of patents;

•	additional proprietary products developed will be patentable;

•	patents issued will provide adequate protection or any competitive advantages;

•	patents issued will not be successfully challenged by third parties;

•	our products do not infringe the patents or intellectual property of others; or

•	that we will be able to obtain any extensions of the patent term.

A number of pharmaceutical, biotechnology, medical device companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with or adversely affect the technologies or intellectual property rights of the Company. Any conflicts with the intellectual property of others could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of patent applications altogether.

Further, there may be uncertainty as to whether we may be able to successfully defend any challenge to our patent portfolio. Moreover, we may have to participate in interference proceedings in the various jurisdictions around the world. An unfavorable outcome in an interference or opposition proceeding or a conflict with the intellectual property of others could preclude us or our collaborators or licensees from making, using or selling products using the technology, or require us to obtain license rights from third parties. It is not known whether any prevailing party would offer a license on commercially acceptable terms, if at all. Further, any such license could require the expenditure of substantial time and resources and could harm our business. If such licenses are not available, we could encounter delays or prohibition of the development or introduction of our product.

Clinical trials for our product candidate are expensive and time-consuming, and their outcome is uncertain.

Before we can obtain regulatory approval for the commercial sale of any product candidate currently under development, we are required to complete extensive clinical trials to demonstrate its safety and efficacy. Clinical trials are very expensive and difficult to design and implement. The clinical trial process is also time-consuming. If we find a collaboration partner for the development of voclosporin, the clinical trials are expected to continue for several years, although costs associated with voclosporin may well be shared with our collaboration partner. The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including:

•	our inability to find collaboration partners;

•	our inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

•	difficulties in gaining alignment among the key regulatory jurisdictions, FDA, EMA and PMDA which may require further clinical activities;

•	delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study;

•	delays, suspension, or termination of the clinical trials imposed by the IRB/IEC responsible for overseeing the study to protect research subjects at a particular study site;

•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

•	slower than expected rates of patient recruitment and enrollment;

•	uncertain dosing issues;

•	inability or unwillingness of medical investigators to follow our clinical protocols;

•	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;

•	scheduling conflicts with participating clinicians and clinical institutions;

•	difficulty in maintaining contact with subjects after treatment, which results in incomplete data;

•	unforeseen safety issues or side effects;

•	lack of efficacy during the clinical trials;

•	our reliance on clinical research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or

•	other regulatory delays.

The results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and our current product candidate may not have favourable results in later trials or in the commercial setting.

Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large scale efficacy trials will be successful nor does it predict final results. Favourable results in early trials may not be repeated in later trials.

A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated. Pre-clinical data and the clinical results we have obtained for voclosporin may not predict results from studies in larger numbers of subjects drawn from more diverse populations or in a commercial setting, and also may not predict the ability of our product to achieve its intended goals, or to do so safely.

We will be required to demonstrate in Phase 3 clinical trials that voclosporin is safe and effective for use in a diverse population before we can seek regulatory approvals for its commercial sale. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical and post-approval trials. If voclosporin fails to demonstrate sufficient safety and efficacy in ongoing or future clinical trials, we could experience potentially significant delays in, or be required to abandon development of, our product candidate currently under development.

Our industry is subject to health and safety risks.

We produce a product for human ingestion. While we take substantial precautions such as laboratory and clinical testing, toxicology studies, quality control and assurance testing and controlled production methods, the associated health and safety risks cannot be eliminated. Products produced by the Company may be found to be, or to contain substances that are harmful to the health of our patients and customers and which, in extreme cases, may cause serious health conditions or death. This sort of finding may expose the Company to substantial risk of litigation and liability.

Further, we would be forced to discontinue production of our product, which would harm our profitability. Aurinia maintains product liability insurance coverage; however, there is no guarantee that our current coverage will be sufficient or that we can secure insurance coverage in the future at commercially viable rates or with the appropriate limits.

Our product may not achieve or maintain expected levels of market acceptance, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Securities to decline.

Even if we are able to obtain regulatory approvals for our product, the success of the product is dependent upon achieving and maintaining market acceptance. New product candidates that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for our product could be impacted by several factors, many of which are not within our control, including but not limited to:

•	safety, efficacy, convenience and cost-effectiveness of our product compared to products of our competitors;

•	scope of approved uses and marketing approval;

•	timing of market approvals and market entry;

•	difficulty in, or excessive costs to, manufacture;

•	infringement or alleged infringement of the patents or intellectual property rights of others;

•	availability of alternative products from our competitors;

•	acceptance of the price of our product; and

•	ability to market our product effectively at the retail level.

In addition, by the time any products are ready to be commercialized, what we believe to be the market for these products may have changed. Our estimates of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. Our failure to successfully introduce and market our product that is under development would have a material adverse effect on our business, financial condition, and results of operations.

We are dependent upon our key personnel to achieve our business objectives.

As a technology-driven company, intellectual input from key management and personnel is critical to achieve our business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success.

The loss of the services of key individuals might significantly delay or prevent achievement of our business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among life sciences companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain “key person” life insurance on any of the Company’s officers, employees, or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition, and results of operations.

We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategies. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Company. In addition, even though our collaborators are required to sign confidentiality agreements prior to working with us, they may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to the Company.

Incentive provisions for our key executives include the granting of stock options that vest over time, designed to encourage such individuals to stay with the Company. However, a low share price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package. If we are unable to attract and retain key personnel, our business, financial conditions and results of operations may be adversely affected.

We are exposed to risks relating to the write-down of intangible assets, which comprises a significant portion of our total assets.

A significant amount of our total assets relate to the Company’s intellectual property. As of December 31, 2016, the carrying value of the Company’s intangible assets was approximately US$15.6 million. In accordance with IFRS, the Company is required to review the carrying value of its intangible assets for impairment periodically or when certain triggers occur. Such impairment will result in a write-down of the intangible asset and the write-down is charged to income during the period in which the impairment occurs. The write-down of any intangible assets could have a material adverse effect on our business, financial condition, and results of operations.

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 40-F and 6-K. Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that we were to offer or sell our Securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit our ability to access the capital markets in the future.

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. All of these uncertainties are leading generally toward increasing insurance costs, which may adversely affect our business, results of operations and our ability to purchase any such insurance, at acceptable rates or at all, in the future.

We rely on third parties for the supply and manufacture of voclosporin, which can be unpredictable in terms of quality, cost, timing and availability.

Our drug, voclosporin, requires a specialized manufacturing process. Lonza is currently the sole source manufacturer of voclosporin.

We have contracted Catalent to encapsulate and package voclosporin for our LN Phase 3 clinical trial program. It is our intention that Catalent will provide services with respect to encapsulating and packaging the voclosporin required for future clinical and commercial supply needs. Catalent is currently the sole supplier for encapsulating and packaging our clinical drug supply.

The FDA and other regulatory authorities require that drugs be manufactured in accordance with the current good manufacturing practices regulations, as established from time to time. Accordingly, in the event we receive marketing approvals for voclosporin, it may need to rely on a limited number of third parties to manufacture and formulate voclosporin. We may not be able to arrange for our product to be manufactured on reasonable terms or in sufficient quantities.

Manufacturers of pharmaceutical products often encounter difficulties in production, especially in scaling up initial production. These problems include difficulties with production costs and yields, stability, quality control and assurance, and shortages of qualified personnel, as well as compliance with strictly enforced federal, provincial and foreign regulations. We rely on a limited number of third parties to manufacture and supply raw materials for our product. The third parties we choose to manufacture and supply raw materials for our product are not under our control, and may not perform as agreed or may terminate their agreements with us, and we may not be able to find other third parties to manufacture and supply raw materials on commercially reasonable terms, or at all. If either of these events were to occur, our operating results and financial condition would be adversely affected.

In addition, drug and chemical manufacturers are subject to various regulatory inspections, including those conducted by the FDA, to ensure strict compliance with good manufacturing practices (“GMP”) and other government regulations. While we are obligated to audit the performance of our third-party contractors, we do not have complete control over their compliance. We could be adversely impacted if our third-party manufacturers do not comply with these standards and regulations. For non-compliance, the regulatory authority may levy penalties and sanctions, including fines, injunctions, civil penalties, failure of the government to grant review of submissions or market approval of drugs, or cause delays, suspension or withdrawal of approvals, product seizures or recalls, operating restrictions, facility closures and criminal prosecutions. Any of this will have a material adverse impact on our business, financial condition, and results of operations.

Anticipated Revenues may be derived from Licensing Activities

We anticipate that our revenues in the future may be derived from products licensed to pharmaceutical and biotechnology companies. Accordingly, these revenues will depend, in large part, upon the success of these companies, and our operating results may fluctuate substantially due to reductions and delays in their research, development and marketing expenditures. These reductions and delays may result from factors that are not within our control, including:

•	changes in economic conditions;

•	changes in the regulatory environment, including governmental pricing controls affecting health care and health care providers;

•	pricing pressures; and

•	other factors affecting research and development spending.

Lack of Operating Profits

We have incurred losses and anticipates that our losses will increase as we continue the development of voclosporin and clinical trials and seek regulatory approval for the sale of our therapeutic product. There can be no assurance that we will have earnings or positive cash flow in the future.

As at December 31, 2016, we had an accumulated deficit of $281 million. The net operating losses over the near-term and the next several years are expected to continue as a result of initiating new clinical trials and activities necessary to support regulatory approval and commercialization of our product. There can be no assurance that we will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. We expect to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to research, development, and clinical trial activities, as well as regulatory and commercialization activities.

Negative Cash Flow

We had negative operating cash flow for the financial year ended December 31, 2016. We anticipate that we will continue to have negative cash flow as we continue our development of voclosporin. To the extent that we have negative operating cash flow in future periods, we may need to allocate a portion of our cash reserves to fund such negative cash flow. We may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that we will be able to generate a positive cash flow from our operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to the Company.

Our business depends heavily on the use of information technologies.

Several key areas of our business depend on the use of information technologies, including production, manufacturing and logistics, as well as clinical and regulatory matters. Despite our best efforts to prevent such behavior, third parties may nonetheless attempt to hack into our systems and obtain data relating to our pre-clinical studies, clinical trials, patients using our product or our proprietary information on voclosporin. If we fail to maintain or protect our information systems and data integrity effectively, we could have problems in determining product cost estimates and establishing appropriate pricing, have difficulty preventing, detecting, and controlling fraud, have disputes with physicians, and other health care professionals, have regulatory sanctions or penalties imposed, have increases in operating expenses, incur expenses or lose revenues as a result of a data privacy breach, or suffer other adverse consequences. While we have invested in the protection of data and information technology, there can be no assurance that our efforts or those of our third-party collaborators, if any, or manufacturers, to implement adequate security and quality measures for data processing would be sufficient to protect against data deterioration or loss in the event of a system malfunction, or to prevent data from being stolen or corrupted in the event of a security breach. Any such loss or breach could have a material adverse effect on our business, operating results and financial condition.

Competition and Technological Change

The industry in which we operate is highly competitive and we have numerous domestic and foreign competitors, including major pharmaceutical and chemical companies, specialized biotechnology companies, universities, academic institutions, government agencies, public and private research organizations and large, fully-integrated pharmaceutical companies which have extensive resources and experience in research and development, process development, clinical evaluation, manufacturing, regulatory affairs, distribution and marketing. Many of our potential competitors possess substantially greater research and development skills, financial, technical and marketing expertise and human resources than the Company, and may be better equipped to develop, manufacture and market products. There is a risk that new products and technologies may be developed which may be more effective or commercially viable than the product being developed or marketed by the Company, thus making our product non-competitive or obsolete. There may also be market resistance to the acceptance of our new product in any indication and a risk that the product, even though clinically effective, is not economically viable in the commercial production stage.

Reliance on Partners

Our strategy and success for the research, development, and commercialization of voclosporin in China, Canada, South Africa and Israel is dependent upon our partners performing their respective contractual responsibilities. The Company has partnered with 3SBio in China and Paladin in Canada, South Africa and Israel. The amount and timing of resources such partners will devote to these activities may not be within our control. There can be no assurance that our partners will perform their obligations as expected.

The license, research and development agreements with the partners noted above include indemnification and obligation provisions that are customary in the industry. These guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the potential obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay.

Reliance on Other Third Parties

We depend on third parties for the sourcing of components or for the product itself. Furthermore, as with other pharmaceutical companies, we rely on medical institutions for testing and clinically validating our prospective product. We do not anticipate any difficulties in obtaining required components or products or any difficulties in the validation and clinical testing of our product but there is no guarantee that they will be obtained.

We currently rely on CROs for the conduct of our clinical trials. These CROs operate in accordance with good clinical management practices mandated by the regulatory authorities and are subject to regular audits by regulatory authorities and by the Company.

We also have arrangements for the encapsulation, packaging and labeling of voclosporin through a third party supplier. Contract manufacturers must operate in compliance with regulatory requirements. Failure to do so could result in, among other things, the disruption of product supplies.

Marketing and Distribution

We have limited experience in the sales, marketing, and distribution of pharmaceutical products. There can be no assurance that we will be able to establish sales, marketing, and distribution capabilities or make arrangements through collaborations, licensees, or others to perform such activities, or that such efforts would be successful. If we decide to market our product directly, we must either acquire or internally develop a marketing and sales force with technical expertise and provide supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of management and key personnel, and have a negative impact on product development. If we contract with third parties for the sales and marketing of our product, our revenue will be dependent on the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, the business, financial condition and results of operations will be materially adversely affected.

Health Care Reimbursement

In both domestic and foreign markets, sales of our product, if any, will be dependent in part on the availability of reimbursement from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that our product will be considered cost effective by these third party payors, that reimbursement will be available or if available that the payor’s reimbursement policies will not adversely affect our ability to sell our product on a profitable basis.

Government Regulation

The production and marketing of our product and our ongoing research and development activities are subject to regulation by numerous federal, provincial, state and local governmental authorities in Canada, the United States and any other countries where we may test or market our product. These laws require the approval of manufacturing facilities, including adhering to “good manufacturing” and/or “good laboratory” practices during production and storage, the controlled research and testing of products, governmental review and approval of submissions requiring manufacturing, pre-clinical and clinical data to establish the safety and efficacy of the product for each use sought in order to obtain marketing approval, and the control of marketing activities, including advertising and labeling. The process of obtaining required approvals (such as, but not limited to, the approval of the FDA, the EMA, and Health Canada) can be costly and time consuming and there can be no assurance that future products will be successfully developed, proven safe and effective in clinical trials or receive applicable regulatory approvals. Potential investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by us in view of the extensive regulatory environment which controls our business.

In addition, there can be no assurance that we will be able to achieve or maintain regulatory compliance with respect to all or any part of our current or future products or that we will be able to timely and profitably produce our product while complying with applicable regulatory requirements. If we fail to maintain compliance, regulatory authorities may not allow the continuation of the drug development programs, or require us to make substantial changes to the drug. Any such actions could have a material adverse effect on the business, financial condition, and results of operations.

Unauthorized Disclosure of Confidential Information

There may be an unauthorized disclosure of the significant amount of confidential information under our control. We maintain and manage confidential information relating to our technology, research and development, production, marketing and business operations and those of our collaborators, in various forms. Although we have implemented controls to protect the confidentiality of such information, there can be no assurance that such controls will be effective. Unauthorized disclosures of such information could subject us to complaints or lawsuits for damages, in Canada or other jurisdictions, or could otherwise have a negative impact on our business, financial condition, results of operations, reputation and credibility.

Use of Hazardous Materials

Drug manufacturing processes involve the controlled use of hazardous materials. We and our third party manufacturing contractors are subject to regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our third party manufacturers have the required safety procedures for handling and disposing of such materials and comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and such liability could exceed our resources.

Liability and Insurance

The testing, marketing and sale of human pharmaceutical products involves unavoidable risks. If we succeeds in developing new pharmaceutical products, the sale of such products may expose the Company to potential liability resulting from the use of such products. Such liability might result from claims made directly by consumers or by regulatory agencies, pharmaceutical companies or others. The obligation to pay any product liability claim in excess of whatever insurance we are able to acquire, or the recall of any of our products, could have a material adverse effect on the business, financial condition and future prospects of the Company.

The Company entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company currently maintains director and officer liability insurance coverage of US$20 million to reduce the exposure of the Company.

RISKS RELATED TO OUR SECURITIES

The adverse capital market conditions could continue to affect our liquidity.

Adverse capital market conditions could continue to affect our ability to meet our liquidity needs, as well as our access to capital and cost of capital. We need additional funding to continue development of our internal pipeline and collaborations. Our results of operations, financial condition, cash flows and capital position could be materially affected by continued disruptions in the capital markets.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or drug candidate.

In order to meet our financing needs, we may issue a significant amount of additional common shares and warrants to purchase common shares. The precise terms of any future financing will be determined by us and potential investors and such future financings may significantly dilute our shareholders’ percentage ownership in the Company. Additionally, if we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidate or grant licenses on terms that may not be favourable to us and/or that may reduce the value of our common shares.

Volatility of Share Price

The market prices for the securities of biotechnology companies, including ours, have historically been volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company.

The trading price of our common shares could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including the results and adequacy of our preclinical studies and clinical trials, as well as those of our collaborators, or our competitors; other evidence of the safety or effectiveness of our products or those of our competitors; announcements of technological innovations or new products by us or our competitors; governmental regulatory actions; developments with collaborators; developments (including litigation) concerning our patent or other proprietary rights of competitors; concern as to the safety of our products; period-to-period fluctuations in operating results; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; and other factors not within our control could have a significant adverse impact on the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

There is no guarantee that an active trading market for our common shares will be maintained on the TSX and /or NASDAQ. Investors may not be able to sell their common shares quickly or at the latest market price if the trading in our common shares is not active.

We expect to issue common shares in the future. Future issuances of common shares, or the perception that such issuances are likely to occur, could affect the prevailing trading prices of the common shares. In addition, the existence of warrants may encourage short selling by market participants.

Sales of common shares could cause a decline in the market price of our common shares. Two of our major shareholders (venBio Global Strategic Fund, L.P. and ILJIN SNT Co., Ltd. and its affiliates) own an aggregate of approximately 24.63% of our outstanding common shares as at March 6, 2017. Any sales of common shares by these shareholders or other existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

There is no assurance of a sufficient liquid trading market for our common shares in the future.

Our shareholders may be unable to sell significant quantities of common shares into the public trading markets without a significant reduction in the price of their common shares, or at all. There can be no assurance that there will be sufficient liquidity of our common shares on the trading market, and that we will continue to meet the listing requirements of the TSX or the NASDAQ or achieve listing on any other public listing exchange.

Future issuances of equity securities by us or sales by our existing shareholders may cause the price of the common shares to fall.

The market price of the common shares could decline as a result of issuances of securities or sales by our existing shareholders in the market, or the perception that these sales could occur. Sales of common shares by shareholders might also make it more difficult for us to sell common shares at a time and price that we deem appropriate. With an additional sale or issuance of common shares, investors will suffer dilution of their voting power and may experience dilution in earnings per share.

We may have broad discretion in the use of the net proceeds of an offering of the common shares and may not use them to effectively manage our business.

We may have broad discretion over the use of the net proceeds from a future offering of common shares. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. Investors may not agree with how we allocate or spend the proceeds from an offering of common shares. We may pursue acquisitions, collaborations or clinical trials that do not result in an increase in the market value of the common shares, and may increase our losses.

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid any dividends on our common shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our commercial activities and further research and the expansion of our business. As a result, the return on an investment in common shares will likely depend upon any future appreciation in value, if any, and on a shareholder’s ability to sell common shares. The payment of future dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances.

We may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. Holders.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on the nature of our income and the value and composition of our assets, we do not believe we were a PFIC during 2016. While we also do not believe we will be a PFIC for the current taxable year, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current or future taxable years. If we are characterized as a PFIC, our shareholders who are U.S. Holders may suffer adverse tax consequences, including the treatment of gains realized on the sale of our ordinary shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election, or, to a lesser extent, a “mark to market” election. However, we do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC.

DIVIDEND POLICY

We have not paid dividends on our outstanding common shares in the past and have no established dividend policy for our common shares. We plan to use future earnings, if any, to finance further research and development and the expansion of our business and do not anticipate paying out dividends on our common shares in the foreseeable future. The payment of dividends in the future will depend upon the earnings and financial condition of the Company and such other factors as the Board considers appropriate.

CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of common shares, all without nominal or par value.

The holders of common shares are entitled to receive notice of and attend all meetings of shareholders, with each common share held entitling the holder to vote on any resolution to be passed at such shareholder meetings. The holders of common shares are entitled to dividends if, as and when declared by the Board. The common shares are entitled upon liquidation, dissolution or winding up of Aurinia, to receive the remaining assets of Aurinia available for distribution to shareholders. There are no pre-emptive, redemption, purchase or conversion rights attached to our common shares.

As at March 6, 2017, we had 53,428,444 common shares issued and outstanding.

In addition as of March 6, 2017 there were 5,622,081 common shares issuable upon the exercise of outstanding stock options and 1,256,474 common shares reserved for future grant or issuance under our stock option plan.

We also have 10,783,247 Warrants (convertible into 10,783,247 common shares) outstanding as at March 6, 2017.

For additional information on stock options and warrants, please see note 12 to our annual consolidated financial statements for the year ended December 31, 2016 which can be retrieved under the Company’s profile on either of the SEDAR or EDGAR websites.

TRADING PRICE AND VOLUME OF AURINIA SHARES

The Company’s common shares are listed and posted for trading on the NASDAQ under the symbol “AUPH”, and on the TSX under the symbol “AUP”.

The following table sets forth, for the 12 month period ended December 31, 2016, the reported high and low prices (in United States dollars) and the volume of shares traded for each month on NASDAQ.

NASDAQ

Month	Price Range (US$)		Total Volume
	High	Low
January 2016	2.69	1.42	677,264
February 2016	3.30	2.02	1,558,681
March 2016	3.25	2.05	1,068,958
April 2016	3.10	2.70	393,816
May 2016	3.00	2.16	580,808
June 2016	3.00	2.43	918,420
July, 2016	3.44	2.90	926,959
August 2016	4.49	1.74	44,368,734
September 2016	3.72	1.88	44,439,770
October 2016	5.69	2.99	78,162,253
November 2016	4.90	2.45	32,439,641
December 2016	3.10	2.02	23,417,331

The following table sets forth, for the 12 month period ended December 31, 2016, the reported high and low prices (in Canadian dollars) and the volume of shares traded for each month on the TSX.

TSX

Month	Price Range (CDN$)		Total Volume
	High	Low
January 2016	3.76	2.45	158,052
February 2016	4.48	2.71	138,961
March 2016	4.25	2.80	238,709
April 2016	4.09	3.17	149,635
May 2016	3.75	2.82	125,467
June 2016	3.89	3.12	285,162
July, 2016	4.48	3.80	183,469
August 2016	5.83	2.23	1,985,935
September 2016	4.85	2.49	1,121,551
October 2016	7.50	4.06	2,274,556
November 2016	6.52	3.31	1,585,689
December 2016	4.13	2.75	1,405,691

ESCROWED SECURITIES

There are no securities of the Company subject to escrow.

PRIOR SALES

The following table summarizes the distribution of securities other than common shares that were issued during the most recently completed financial year, identifying the type of security, the price per security, the number of securities issued, expiry date and the date on which the securities were issued.

Stock Options

Date	Type of Security	Price per Security (CDN$)	Number of Securities	Expiry Date
March 23, 2016	Stock Options	3.96	60,000	March 23, 2021
March 30, 2016	Stock Options	3.91	220,000	March 30, 2021
March 31, 2016	Stock Options	3.76	40,000	March 31, 2021
May 2, 2016	Stock Options	3.66	200,000	May 2, 2021
June 17, 2016	Stock Options	3.20	1,000,000	June 17, 2021
July 12, 2016	Stock Options	4.00	100,000	July 12, 2021
July 21, 2016	Stock Options	3.95	40,000	July 21, 2021
December 14, 2016	Stock Options	3.65	10,000	December 14, 2026

Total:			1,670,000

Warrants

Date	Type of Security	Price per Security (US$)	Number of Securities	Expiry Date
June 22, 2016	Warrants	0.02	1,050,000	June 22, 2018
December 28, 2016	Warrants	0.02	6,388,887	December 28, 2021

Total:			7,388,887

DIRECTORS AND OFFICERS

The directors of the Company are elected by the shareholders at each annual meeting and hold office until the next annual meeting, at which time they may be re-elected or replaced, unless they resign earlier. The officers are appointed by the Board and hold office pursuant to individual contractual obligations.

As at March 6, 2017, the names and municipalities of residence of the directors and officers of the Company and their principal occupations within the five preceding years are set forth below:

Name, province or state, and country of residence	Position with the Company	Director/Officer since	Principal Occupation for Five Preceding Years

Richard Glickman Victoria, British Columbia Canada	Director, Chairman of the Board and CEO	August 2013	Chairman of the Board at the Company since August, 2013; CEO of the Company since February 2017.

Dennis Bourgeault Edmonton, Alberta, Canada	CFO	May 1998	CFO of the Company since May, 1998.

Name, province or state, and country of residence	Position with the Company	Director/Officer since	Principal Occupation for Five Preceding Years
Michael R. Martin Victoria, British Columbia Canada	COO	September, 2013	COO of the Company since September 2013; prior thereto was CEO of privately-held Aurinia Pharmaceuticals Inc.; Director, Global Business Development & Licensing at Vifor Pharma, formerly Aspreva.

Neil Solomons Victoria, British Columbia Canada	CMO	September 2013	CMO of the Company since September 2013; prior thereto was Vice President, Research and Development at Vifor Pharma, formerly Aspreva.

Robert Huizinga North Saanich, British Columbia, Canada	Vice President, Clinical Affairs	August 2011	Vice President, Clinical Affairs of the Company since August 2011.

Lawrence D. Mandt Qualicum Beach, British Columbia Canada	Vice President, Quality & Regulatory Affairs	September 2013	Vice President Quality & Regulatory Affairs of the Company since September 2013; independent regulatory consultant from 2010-2013.

Rashieda Gluck Mercer Island, Washington US	Vice President, Clinical Operations	January 2016	Vice President, Clinical Operations of the Company since January 1, 2016; Lead of Clinical Operations for the Company from April 2015 to December 2015; independent clinical trial consultant for the Company from May 2014 to March 2015; prior thereto was Vice President Clinical Operations at Qu Biologics; Vice President and Head of Global Clinical Operations at Vifor Pharmaceuticals, Zurich; Vice President Clinical Operations at Aspreva.

Benjamin Rovinski Toronto, Ontario Canada	Director	September 2013	Managing Director at Lumira Capital, a North American health care and life science venture capital firm.

David R.W. Jayne Cambridge, UK	Director	May 2015	Certified nephrologist, Director of the Vasculitis and Lupus Clinic and Reader at The University of Cambridge, UK.

Gregory M. Ayers Eastsound, WA US	Director	May 2015	Consultant to device and biopharmaceutical industry providing clinical and regulatory advice to various companies; Chief of Medical Affairs, Emergency Cardiac Resuscitation, Philips Healthcare.

Hyuek Joon Lee Seoul, South Korea	Director	May 2015	Director of New Business Development for ILJIN Group, a Korean industrial conglomerate.

Lorin J. Randall West Chester, PA US	Director, Chairman of the Audit Committee	November 2016	Independent Financial Consultant.

Directors and officers of the Company, as of March 6, 2017, beneficially own, directly or indirectly, 2,539,252 common shares in the aggregate, representing 4.75% of the outstanding common shares of the Company.

EXECUTIVE OFFICERS AND DIRECTORS

The following are brief biographies of our executive officers and directors.

Richard M. Glickman, LLD (Hon), Director, Chairman of the Board, CEO

Dr. Glickman presently serves as the Company’s CEO and Chairman of the Board. He brings over 30 years of experience in the creation and operation of healthcare ventures, founding and co-founding numerous companies during his career. In addition to being a founder of the company, he previously served as the Interim Executive Chairman of the Company for the period September 20, 2013 to February 28, 2014 and as Acting Interim CEO for the period October 22, 2013 to November 5, 2013. He was a co-founder, Chairman and CEO of Aspreva, playing an integral role in the development and establishment of CellCept®, or MMF, as the current standard of care for LN. Aspreva was acquired by Swiss pharmaceutical company Galenica for nearly $1.0 billion in 2008. He currently serves as founding Chairman of Essa Pharmaceuticals Inc., Chairman of the Board of Engene Corporation and a Director of Cardiome Pharma. He is also a Partner at Lumira Capital, one of Canada’s most successful healthcare focused venture capital firms. Dr. Glickman has served on numerous biotechnology and community boards, including member of the federal government’s National Biotechnology Advisory Committee, Director of the Canadian Genetic Disease Network, Chairman of Life Sciences B.C. and a member of the British Columbia Innovation Council. Dr. Glickman is the recipient of numerous awards including the Ernst and Young Entrepreneur of the Year, a recipient of both BC and Canada’s Top 40 under 40 award, the BC Lifesciences Leadership Award and the Corporate Leadership Award from the Lupus Foundation of America.

Dennis Bourgeault, CPA-CA, CFO

Dennis Bourgeault has been the CFO of the Company since 1998 and is responsible for the financial and administrative operations of the Company. During his tenure, he contributed significantly to one of the largest Canadian biotechnology PIPE transactions, totaling $52 million US dollars and was involved in the multi-million dollar Roche licensing agreement of voclosporin in 2002. In addition, he played a crucial role in executing the merger of Isotechnika and then privately held Aurinia Pharmaceuticals in November 2013. For six years prior to joining Isotechnika, he was the controller for a private industrial distribution company and a Senior Manager in public accounting at KPMG. Mr. Bourgeault obtained his chartered accountant designation in 1984.

Michael R. Martin, COO

Michael Martin is currently COO of Aurinia Pharmaceuticals Inc. He was formerly CEO, director and co-founder of the privately held Aurinia Pharmaceuticals Inc., which merged in 2013 with the former Isotechnika Pharma Inc. Michael is a biotech/pharmaceutical executive with over 20 years of industry experience. Michael joined Aurinia from Vifor Pharma where he held the position of Director, Global Business Development & Licensing. Prior to Vifor, Michael was a key member of the business development team that saw Aspreva sold to Galenica for $915M. Upon joining Aspreva in 2004, Michael initiated the strategic launch planning process for CellCept® in “less-common” autoimmune diseases. These included such indications as pemphigus vulgaris, myasthenia gravis, and LN. Prior to this, Michael held a variety of progressively senior commercial positions at Schering-Plough. Most recently, he was responsible for the Rheumatology business unit for Remicade® in France. In this role, he had full profit and loss responsibilities and had direct responsibility for the sales team, the marketing team and the infusion access team. In addition, while at Schering-Plough, Michael was the brand manager responsible for the Canadian launch of Remicade (infliximab), which ultimately became the most successful product launch in Canadian history. Michael started his career in the industry in the sales organization of Schering-Plough where he received multiple awards and recognition while rapidly progressing towards the prior mentioned roles.

Neil Solomons, MD, CMO

Dr. Neil Solomons co-founded privately-held Aurinia Pharmaceuticals in 2012. He is an experienced pharmaceutical physician with 18 years of clinical development and medical affairs experience in both large pharma and biotech. He is a recognized expert in rare-disease drug development and is widely published in this field. Neil joined Aurinia from Vifor Pharma, formerly Aspreva Pharmaceuticals (NASDAQ:ASPV) where he held the position of Vice President, Research and Development, being the lead clinician in the development of CellCept® in rare diseases. Neil led the CellCept® Clinical Development teams of over 50 people that saw the completion, reporting, and publication of studies in pemphigus vulgaris and myasthenia gravis (both industry firsts), and the successful landmark LN study called the ALMS study. He was responsible for all clinical development activities from Phases 1 to 3, as well as participating in the formulation of R&D strategy, portfolio management, and due diligence efforts. Prior to Vifor & Aspreva, Neil held a variety of positions at Roche in both Global Clinical Development and Medical Affairs in transplantation, virology, and auto-immune diseases. While at Roche, Mr. Solomons led a diverse team in the development and implementation of post-marketing studies with a budget exceeding $15 million for its transplantation (CellCept® and Zenapax®) and virology (Cytovene®) franchises. Neil qualified in medicine in 1991 receiving his MB BS (MD) at Guys Hospital Medical School, London. He subsequently worked as a physician in London UK, completing specialist training in anesthesia and intensive care. His research interests included sepsis and chronic pain.

Robert B. Huizinga, RN NNC, MSc(Epi), CNeph(C), Vice President, Clinical Affairs

Robert Huizinga has more than 24 years of clinical research, and has been with the Company since 2002 focusing on managing the global clinical development of voclosporin. Before joining Aurinia, Rob was an Investigator in nephrology and transplantation clinical trials where he was involved in more than 60 clinical trials from Phase I through Phase IV and the successful development of numerous compounds. He has acted as a consultant to nephrology and transplantation pharmaceutical companies and has lectured extensively. Over the years, Rob has established and nurtured close relationships in the nephrology and transplant communities and has fostered strong connections with both investigators and clinical trial sites. Rob has numerous articles published in leading medical journals, including the New England Journal of Medicine, Lancet and the American Journal of Transplantation. He is a member of many professional societies related to nephrology, transplantation, and nursing and has served on many nephrology and transplantation committees and is the founder of RenalPro, a moderated forum for renal professionals. Rob holds a M.Sc. in Medicine (Epidemiology) from the University of Alberta, is certified in Nephrology and a member of Sigma Theta Tau (Honor Society of Nursing). He is completing his doctorate in Organizational Leadership.

Lawrence D. Mandt, Vice President Regulatory and Quality

Larry Mandt has been with Aurinia since its inception in 2012 and brings 30+ years’ experience in global regulatory affairs, in large and small companies, across a variety of therapeutic areas. During his career, he has operated at the executive level for 10+ years. Prior to Aurinia, Larry worked as an independent regulatory consultant after leaving Vifor Pharma as Senior Vice President, Global Regulatory Affairs in 2010. During his time with Vifor Pharma, he served as a member of the Leadership Team and successfully led the consolidation of the regulatory affairs function after the acquisition of Aspreva where he was Vice President, Regulatory Affairs. He was a key contributor to the regulatory strategies, tactics and operational activities associated with the CellCept® autoimmune programs, conducted in collaboration with Roche. Before joining Aspreva in 2004, Larry was Senior Vice President, Regulatory and Quality Affairs at QLT, Inc. where he gained approval for Visudyne, the first drug ever approved for the treatment of age-related macular degeneration. Prior to QLT, Larry led the regulatory and medical affairs function for CIBA Vision Ophthalmics (which ultimately became Novartis Ophthalmics) for eight years, gaining approval of the company’s first entirely internally developed new drug, Zaditor, for the treatment of ocular allergies. Previous to his time at CIBA/Novartis, Larry worked in R&D and regulatory positions with increasing responsibilities at Bausch & Lomb Inc., eventually becoming Director, Regulatory Affairs. Highlights during his career at Bausch include launching major new OTC and Rx products and gaining approval for a new state of the art manufacturing facility. Larry began his career as a microbiologist at Merck, Sharp, and Dohme, at their vaccine facility in West Point, PA, USA.

Rashieda Gluck, Vice President Clinical Operations

Rashieda Gluck has over 20 years of industry experience in the strategic planning and delivery of successful global clinical programs and extensive experience in building and leading high performing global teams. Most recently, she served as Vice President of Clinical Operations for a privately held clinical stage biopharmaceutical company, where she was responsible for leading and providing strategic direction and execution in the clinical development of their platform immunotherapeutic treatments in multiple disease indications. Previously, Rashieda was based in Zurich, Switzerland as Vice President and Head of Global Clinical Operations at Vifor Pharma where she retained overall accountability for the execution and delivery of the company’s global clinical programs. She also held the position of Vice President of Clinical Operations at Aspreva in New Jersey and was responsible for the integration of the global clinical operations department post acquisition by Swiss-based Vifor Pharmaceuticals. Earlier in her career, Rashieda served in increasingly senior positions at major pharmaceutical companies including Novartis, GSK, and Organon.

Lorin Jeffry (“Jeff”) Randall, Director, Chairman of the Audit Committee

Jeff Randall has over 30 years of experience serving in financial and operating roles spanning biotechnology, pharmaceuticals and manufacturing. He has led a number of companies through multi-million dollar financings and mergers and acquisitions. In addition to his current board positions, Mr. Randall served on the board of directors of Nanosphere, Inc. from 2008 to 2016, most recently as Chairman of the Board. From 2004 to 2006, Mr. Randall, a financial consultant, was Senior Vice President and Chief Financial Officer of Eximias Pharmaceutical Corporation, a development-stage drug development company. Mr. Randall holds a Bachelor’s of Science in Mathematics and Accounting from Pennsylvania State University and a Master’s in Business Administration from Northeastern University.

Benjamin Rovinski, Ph.D., Director

Dr. Benjamin Rovinski has 28 years of investment, operational, managerial and research experience in the healthcare sector. Dr. Rovinski joined Lumira Capital in 2001, where he is a Managing Director, with an investment focus on mid- to late-stage private and public life sciences companies. Prior to joining Lumira Capital, he held several senior management positions in the biotechnology sector, including 13 years at Sanofi Pasteur where he was a senior scientist and director of molecular virology. Dr. Rovinski led global R&D programs in the areas of HIV/AIDS and therapeutic cancer vaccines, bringing several of them through to clinical-stage. Dr. Rovinski holds a Ph.D. in Biochemistry from McGill University in Montréal and did post-doctoral studies in Molecular Oncology and Retrovirology at the Ontario Cancer Institute in Toronto. He obtained his undergraduate degree from Rice University in Houston. His current and past board roles and investment responsibilities include several private and public companies, including GI Therapeutics; Vascular Pharmaceuticals; KAI Pharmaceuticals (acquired by Amgen); Morphotek (acquired by Eisai); Cervelo Pharmaceuticals; Health Hero Network (acquired by Bosch); Avalon Pharmaceuticals (NASDAQ: AVRX; acquired by Clinical Data, Inc.); Inovise Medical, Inc.; Protana; Signature Biosciences; and SGX Pharmaceuticals (NASDAQ: SGXP; acquired by Eli Lilly). He also serves on the board of directors of Life Sciences Ontario and the steering committee of the Toronto Regional Board of Trade’s Health Science Cluster initiative. Dr. Rovinski has published over 25 scientific articles and reviews and is the recipient of 31 issued patents.

David R.W. Jayne, MD FRCP FRCPE FMedSci, Director

Dr. David Jayne is Director of the Vasculitis and Lupus Clinic and Reader in Vasculitis at The University of Cambridge, UK. Dr. Jayne received his B.S. in Surgery and Medicine from Cambridge University, Cambridge, England. He received postgraduate training at several London hospitals and Harvard University. He is a fellow of the Royal Colleges of Physicians of London and Edinburgh, and the Academy of Medical Science. He is a certified nephrologist and an Honorary Consultant Physician at Addenbrooke’s Hospital, Cambridge UK. Dr. Jayne is a medical advisor to UK, U.S. and EU regulatory bodies, patient groups and professional organizations. He has published more than 250 peer-reviewed journal articles, book chapters and reviews. He was elected the first President of the European Vasculitis Society in 2011 and is a member of the ERA-EDTA immunopathology working group. Dr. Jayne’s research includes investigator-initiated international trials and the introduction of newer therapies in vasculitis and SLE with collaborators on five continents.

Gregory M. Ayers, MD, Ph.D., Director

Dr. Gregory Ayers is the Chief of Medical Affairs, Emergency Cardiac Resuscitation, Philips Healthcare and is a consultant to the medical device and biopharmaceutical industry providing clinical and regulatory advice to various companies. He has more than 25 years of experience working with medical device start-up companies. He began his career in the industry at InControl, Inc., the developer of the first implantable atrial defibrillator, where he served as Vice President of Clinical Affairs. InControl was acquired by Guidant in 1999. He was a Venture Partner at MPM Capital when he founded CryoCor, Inc. (NasdaqNM: CRYO), a medical technology company headquartered in San Diego, CA that developed products using cryogenic technology to treat arrhythmias, where he also served as President & CEO until March 2006. CryoCor was sold to Boston Scientific in 2007. He served on the board of directors of Hemosense, Inc. (AMEX: HEM), where he also served as interim CEO until April 2002. Hemosense was sold to Inverness Medical in 2008. While at MPM he served as medical director, interim CEO or member of the board of directors for eight other portfolio companies including Alsius and ARYX pharmaceuticals (Nasdaq: ARYX). Dr. Ayers is also Co-Founder of IMedPro, a German-based consulting company for small U.S. companies seeking European approval or early marketing of their medical products, where he has worked with seven additional start-up medical device companies. He has served as a medical consultant for Heartstream, a company that pioneered the use of AEDs (automatic external defibrillator). He is a founder of SonarMed, Inc. an Indianapolis-based medical device company developing products for critical care medicine, where he served as Executive and Chairman of the Board until April 2008. He served as acting Medical Director of Catheter Robotics, Inc., a New Jersey-based company. He was President and CEO of ViewRay, a Cleveland-based oncology company. Dr. Ayers served as Chief Medical Officer of Heart Metabolics, Ltd., an Irish company focused on securing registration for perhexiline in the treatment of hypertropic cardiomyopathy. Dr. Ayers is a fellow of the American College of Cardiology, the American Institute of Medical and Biological Engineering and the Heart Rhythm Society. He holds 21 U.S. patents and has published more than 200 book chapters, scientific abstracts, and manuscripts. Dr. Ayers received his B.S. and Ph.D. in Biomedical Engineering from Purdue University and his M.D. from Indiana University.

Hyuek Joon Lee, Ph.D., Director

Dr. Joon Lee is the Director of New Business Development for ILJIN Group and is responsible for mergers and acquisitions, and managing overseas investments, joint ventures and subsidiaries. As of October 2014, he joined the board of directors of Life Science Enterprises in Massachusetts, a privately held company focusing on advanced biomaterials that promote bone repair. Dr. Lee has more than 18 years of experience in consulting, management, business development and strategic planning in a number of industries including information technology, chemical and media. Dr. Lee received his B.S. in Chemistry from Seoul National University, and his M.S.E. and Ph.D. in Chemical Engineering from the University of Michigan, Ann Arbor.

COMMITTEES OF THE BOARD

We have three standing committees: the Audit Committee, the Governance and Nomination Committee and the Compensation Committee. Current members of these committees are identified in the following table:

Committee	Members

Audit Committee (1)	Jeff Randall (Chair) Benjamin Rovinski Gregory M. Ayers

Governance and Nomination Committee	Benjamin Rovinski (Chair) David Jayne Hyuek Joon Lee

Compensation Committee	Benjamin Rovinski (Chair) Gregory M. Ayers Hyuek Joon Lee

(1)	Detailed information on the Audit Committee is attached as Schedule 1.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the directors and officers of the Company, no director or executive officer of the Company:

(a)	is, or has been within 10 years before the date of this AIF, a director, CEO or CFO of any company that, while that person was acting in that capacity

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was issued while the proposed director was acting in the capacity as a director, CEO or CFO; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while he was acting in the capacity of a director, CEO or CFO; or

(b)	is, or has been within 10 years before the date of this AIF, a director, CEO or CFO of any company that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No director has been subject to:

(d)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

As of March 6, 2017, we are not aware of any legal proceedings against the Company that would involve a claim for damages that exceed ten per cent of the current assets of the Company.

No penalties or sanctions have been imposed against the Company by a court relating to securities legislation or any securities regulatory authority during the financial year ended December 31, 2016, nor has the Company entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during such financial year. No other penalties or sanctions have been imposed by a court or regulatory body against the Company which would likely be considered important to a reasonable investor in making an investment decision respecting the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, persons or companies that beneficially own, control, or direct more than 10% of the voting securities of the Company, or an associate or affiliate of any of such directors, executive officers, persons or companies, had a material interest, directly or indirectly, in the transactions conducted by the Company within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

CONFLICTS OF INTEREST

To the knowledge of the Company, and other than as disclosed herein, there is no known existing or potential material conflicts of interest among the Company, its directors and officers, or a subsidiary of the Company or other members of management as a result of their outside business interests, except that certain of its directors may serve as directors of other companies and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director of such other companies. See “Risk Factors - The Company is dependent upon its key personnel to achieve its business objectives”.

TRANSFER AGENT AND REGISTRAR

The co-transfer agents and co-registrars of the Company are Computershare Investor Services Inc. located at its principal offices in Calgary, Alberta and Toronto, Ontario and Computershare Trust Company, N.A. located at its principal offices in Golden, Colorado.

MATERIAL CONTRACTS

The Company currently has the following material contracts:

1.	Pursuant to the R&D Agreement dated June 18, 2009, between Paladin and the Company, as amended by Second Amendment to R&D Agreement dated January 17, 2011, Paladin is required to make payments to the Company equal to: (i) 20% of net sales of voclosporin, in Canada, Israel and South Africa, less manufacturing costs, until June 18, 2016; and (ii) 20% of net royalties received from third party sales, in the Paladin Territories until June 18, 2016.

2.	Pursuant to the License Agreement dated June 18, 2009, between Paladin and the Company, as amended by Second Amendment to License Agreement dated January 17, 2011, Paladin will receive 2% of any milestone payments, development payments, royalties, and net profit splits paid to the Company, related to voclosporin outside Canada, Israel and South Africa.

3.

Under the terms of an agreement dated February 14, 2014 between the Company and Dr. Robert Foster, whereby Dr. Robert Foster’s employment as CSO was terminated by the Company, it was confirmed that effective March 8, 2012, Dr. Foster was entitled to receive 2% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.3% of net sales of voclosporin sold directly by the Company, to be paid quarterly as that revenue is received by the Company. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, then Dr. Foster will be entitled to receive 0.3% of the value attributable to voclosporin in the transaction.

4.	The manufacturing collaboration and services agreement, dated November 22, 2016 between Lonza and the Company as described under the heading “Manufacturing, Encapsulating And Packaging Of Voclosporin - Lonza Manufacturing Collaboration Agreement”.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, the Company’s auditor, issued an auditor’s report dated March 6, 2017 in respect of our Consolidated Financial Statements, which comprise the Consolidated Statements of Financial Position as at December 31, 2016 and December 31, 2015, and the Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Changes in Shareholders’ Equity and Cash Flows for the years ended December 31, 2016 and December 31, 2015, and the related notes. PricewaterhouseCoopers LLP has advised us that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the U.S. Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s common shares and securities authorized for issuance under equity compensation plans will be contained in the most recently filed management information circular of the Company. Additional financial information is also available in the Company’s comparative audited consolidated financial statements, together with the auditor’s report thereon, and the related Management Discussion and Analysis for its most recently completed fiscal year ended December 31, 2016.

Additional information regarding the Company is available on the SEDAR website located at www.sedar.com, on EDGAR at www.sec.gov, or on the Company’s corporate website located at www.auriniapharma.com,or upon request addressed to Michael Martin, COO, at 1203, 4464 Markham Street, Victoria, British Columbia V8Z 7X8.

SCHEDULE 1 - AUDIT COMMITTEE INFORMATION

1.	The Audit Committee’s Charter

The Company’s Audit Committee Charter is available in the governance section of our website at www.auriniapharma.com and is attached as Schedule 2 to this AIF.

2.	Composition and Relevant Education and Experience

The Audit Committee is comprised of three independent directors: Jeff Randall (Chair), Gregory Ayers and Benjamin Rovinski. A description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member may be found above under the heading “Directors and Executive Officers”.

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one audit committee financial expert. The Board has determined that Jeff Randall qualifies as an audit committee financial expert under such rules. In addition, all members of the Audit Committee are considered financially literate under applicable Canadian and U.S. laws.

3.	Pre-approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of our external auditor and approve in advance the provision of services other than auditing and to consider the independence of the external auditor, including reviewing the range of services provided in the context of all consulting services bought by us. Such advance approval authority may be delegated by the Audit Committee to the Chair of the Audit Committee who is “independent” and “unrelated”.

All fees for audit and audit related services performed by the external auditor for the year ended December 31, 2016 were pre-approved by the Audit Committee. All fees for non-audit related services performed by the external auditor for the year ended December 31, 2016 were pre-approved by the Audit Committee and/or Audit Chair as delegated by the Audit Committee.

4.	External Auditor Service Fees (By Category)

The aggregate fees recorded for professional services rendered by the external auditor, PricewaterhouseCoopers LLP, for the Company and its subsidiaries for the years ended December 31, 2016 and 2015, respectively are as follows:

Fiscal year ended	2016	% of Total Fees	2015	% of Total Fees
Audit fees (for audit of the Company’s annual financial statements and services provided in connection with statutory and regulatory filings)(1)	$66,636	39.0%	$84,401	50.8%
Audit related fees, including review of the Company’s quarterly financial statements(2)	$38,732	22.6%	$43,489	26.1%
Tax fees (tax compliance, tax advice and planning)(3)	$10,368	6.1%	$21,898	13.2%
All other fees(4)	$55,353	32.3%	$16,468	9.9%

Total fees	$171,089	100%	$166,256	100%

(1)	These fees include professional services provided by the external auditor for the statutory audits of the annual financial statements. The total for 2016 is comprised of $39,900 related to interim billings for the 2016 audit and $26,736 related to fees for the 2015 audit billed in 2016.
(2)	These fees relate to performing review engagement services on the Company’s quarterly financial statements and other audit related services.
(3)	These fees include professional services for tax compliance, tax advice, tax planning and various taxation matters.
(4)	These fees for 2016 include professional services for assistance in filing prospectus supplements 2,3 and 4 in the amount of $49,305 and other advisory services in the amount of $6,048.

SCHEDULE 2 - AUDIT COMMITTEE CHARTER

AURINIA PHARMACEUTICALS INC.

AUDIT COMMITTEE CHARTER

JANUARY 1, 2016

PURPOSE

The purpose of the Audit Committee of the Board of Directors of Aurinia Pharmaceuticals Inc. (the “Company”) shall be to assist the Board of Directors of the Company (the “Board”) in its oversight of (i) the quality and integrity of the financial statements of the Company, (ii) the Company’s compliance with legal and regulatory requirements, (iii) the accounting and financial management processes of the Company, and the effectiveness of the Company’s internal controls over financial reporting, (iv) the quality and integrity of the annual audit of the Company’s financial statements, including the independence and qualifications of the Company’s independent auditor.

MEMBERSHIP

1.	Composition

The Committee shall consist of no fewer than three (3) members. None of the members of the Committee shall be an officer or employee of the Company or any of its subsidiaries, and each member of the Committee shall be an “independent director” (in accordance with the definition of “independent director” established from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Company’s shares are listed for trading).

2.	Appointment and Replacement of Committee Members

Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director. The Board may fill vacancies on the Committee by election from among its members. The Board shall fill any vacancy if the membership of the Committee is less than three directors. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its power so long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be elected by the Board annually and each member of the Committee shall hold office as such until the next annual meeting of shareholders after his or her election or until his or her successor shall be duly elected and qualified.

3.	Financial literacy

All members of the Committee should be “financially literate” (as that term is interpreted by the Board in its reasonable judgment or as may be defined from time to time under the requirements or guidelines for audit committee service under securities laws and the rules of any stock exchange on which the Company’s shares are listed for trading) or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

In addition, at least one member must have past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background which results in the individual’s financial sophistication. Unless otherwise determined by the Board, at least one member of the Audit Committee shall be an “audit committee financial expert”.

RESPONSIBILITIES AND DUTIES

The principal responsibilities and duties of the Committee in serving the purposes outlined above in this charter are set forth below. These duties are set forth as a guide with the understanding that the Committee will carry them out in a manner that is appropriate given the Company’s needs and circumstances. The Committee may supplement them as appropriate and may establish policies and procedures from time to time that it deems necessary or advisable in fulfilling its responsibilities.

A.	INDEPENDENT AUDITOR

1. Appointment and Oversight of Independent Auditor. The Committee appoints the independent auditor to examine the Company’s accounts, controls and financial statements. The Committee has sole responsibility for the appointment, compensation, retention, oversight and, if necessary, termination of any registered public accounting firm engaged (including resolution of disagreements between the Company’s management and the firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, and the independent auditor and each such registered public accounting firm will report directly to the Committee.

2. Auditor Independence and Qualifications

(a) The Committee is responsible for assessing the independent auditor’s qualifications, performance and independence annually, and for taking, or recommending that the full board take, appropriate action to oversee the independence of the independent auditor. In connection therewith, the Committee will make sure it reviews, on an annual basis, all relationships between the independent auditor and the Company, including those described in the formal written statement that the Committee obtains annually from the independent auditor under applicable requirements of the Canadian generally accepted auditing standards (CAS) and since the Company is registered with the U.S. Securities Exchange Commission, the Public Company Accounting Oversight Board (the “PCAOB”) related to the independent auditor’s communications with the Committee concerning independence, and actively engaging in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditor.

(b) The Committee will obtain and review, at least annually, a report from the independent auditor describing:

i. the firm’s internal quality-control procedures; and

ii. any material issues raised by the most recent internal quality-control review, peer review, Canadian Public Accountability Board (CPAB) or PCAOB review of the firm, or by any governmental or professional authority in any inquiry or investigation, within the preceding five years, regarding any independent audit carried out by the independent auditor, and any steps taken to address any such issues.

(c) The Committee is responsible for reviewing and evaluating the lead audit partner of the independent auditor and overseeing the rotation of the lead audit partner as required by applicable law and the Commission Rules. In making its evaluation, the Committee should take into account the opinions of management and the independent auditor.

(d) The Committee will set policies for the Company’s hiring of employees or former employees of the independent auditor.

3. Approval of Audit and Non-Audit Services

The Committee will review the independent auditor’s audit planning, scope and staffing.

The Committee must pre-approve all audit and non-audit related services provided to the Company by the independent auditor. The Committee may establish pre-approval policies and procedures, as permitted by the Exchange Rules, Commission Rules and applicable law, for the engagement of the independent auditor to render services to the Company, including without limitation policies that would allow the delegation of pre-approval authority to one or more members of the Committee, provided that any pre-approval decision is reported to the Committee at its next scheduled meeting.

4. Interaction with Independent Auditor

The Committee will, to the extent warranted, discuss with the independent auditor the above referenced reports and any other matters required to be reviewed under applicable legal and regulatory requirements.

The Committee will periodically consult with the independent auditor, out of the presence of the Company’s management, about the Company’s internal controls, the fullness and accuracy of the Company’s financial statements, the responsibilities, budget and staffing of the Company’s finance function, and any other matters that the Committee or independent auditor believes should be discussed privately with the Committee.

B.	FINANCIAL STATEMENTS AND DISCLOSURES

1. Annual Financial Statements and Disclosures

(a) The Committee will meet to review and discuss with the independent auditor and the Company’s management the Company’s audited consolidated financial statements and the notes and Managements’ Discussion and Analysis relating to such consolidated financial statements, the annual report, the annual information form, the financial information of the Company contained in any prospectus or information circular or other disclosure documents or regulatory filings of the Company, the recommendations for approval of each of the foregoing from each of the President and Chief Executive Officer, and Chief Financial Officer of the Company and based on such recommendations provide, where applicable, its own recommendations to the Board for their approval and release of each of the foregoing to the public.

(b) The Committee will discuss with the independent auditor and the Company’s management any items appropriate or required to be discussed in accordance with applicable auditing and CPAB standards in connection with the preparation of the Company’s annual financial statements, including any problems or difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information, and any significant disagreements with management and management’s response to such difficulties.

2. Quarterly Financial Statements and Disclosures

(a) The Committee will meet to review and discuss with the independent auditor and the Company’s management the Company’s interim consolidated financial statements and the notes and Managements’ Discussion and Analysis relating to such consolidated financial statements, and either, in the discretion of the Audit Committee, (A) approve and release each of the foregoing to the public, or (B) provide, where applicable, its own recommendation to the Board for their approval and release of each of the foregoing to the public.

(b) The Committee will discuss with the independent auditor and the Company’s management any items appropriate or required to be discussed in accordance with applicable auditing and CPAB standards in connection with the preparation of the Company’s quarterly financial statements.

3. Earnings Announcements and Guidance. The Committee will discuss generally with the Company’s management and the independent auditor, as appropriate, the type of information to be disclosed and type of presentation to be made regarding the Company’s earnings press releases.

4. Ongoing Reviews. In connection with the foregoing, the Committee will review the Company’s financial reporting and accounting standards and principles and financial statement presentations, significant changes in the selection of such standards or principles or in their application and the key accounting decisions affecting the Company’s financial statements, including alternatives to, and the rationale for, the decisions made. As part of this review, the Committee will discuss with the Company’s management and the independent auditor the reasonableness of judgments and estimates used in the preparation of financial statements, and alternative accounting treatments, principles or practices that were considered or may be preferred by the independent auditor, the Committee or the Company’s management.

C.	CONTROLS AND PROCEDURES

1. Review of Processes, Systems, Controls and Procedures. The Committee will periodically review and meet separately with the independent auditor, or other personnel primarily responsible for the internal control , and the Company’s management to discuss their periodic reviews of the integrity, adequacy and effectiveness of the Company’s accounting and financial reporting processes, systems of internal control (including any significant deficiencies and material weaknesses in their design or operation), and disclosure controls and procedures (and management’s reports thereon), as well as any special audit steps adopted in light of material control deficiencies. The Audit Committee shall receive and review the required applicable annual or quarterly CEO and CFO certification reports prior to these documents being filed as required by the regulators.

2. Legal Matters

(a) The Committee will periodically review with the Company’s management and the Company’s General Counsel, the nature and status of significant legal matters.

(b) The Committee will review and monitor any significant pending or threatened litigation that could have a material impact on the Company’s financial statements.

3. Risk Assessment and Risk Management. The Committee is responsible for overseeing the management of risks associated with the Company’s financial reporting, accounting and auditing matters, reviewing as required the Company’s processes around the management and monitoring of such risks, including but not limited to, review and assessment of the company investment policy and performance and review and assessment of the company’s insurance policies. The Committee will discuss with the Company’s management the Company’s major financial, accounting and reporting risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies and guidelines.

4. Whistleblower Procedures. The Committee is responsible for establishing and overseeing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, the prompt internal reporting of violations of the Code of Business Conduct and Ethics and for the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

D.	OTHER DUTIES AND RESPONSIBILITIES

1. Code of Conduct. The Committee will periodically review and recommend to the Board any changes to the Code of Conduct applicable to the Company, including all of its directors, officers and employees. The Committee will also consider waivers of the Code of Conduct requested for executive officers and directors and retain sole authority to grant any waivers for executive officers and directors (other than where the potential waiver involves a member of the Committee, in which event such waiver shall be subject to the review of the Board). The Committee will also periodically review and recommend to the Board any changes to the Company’s Insider Trading Policy and Anti-Bribery Policy, which are referenced in the Company’s Code of Conduct.

2. Related Party Transactions. The Committee will review and, where appropriate, approve any transaction between the Company and any related party (other than transactions that are subject to review by the Board as a whole or any other committee of the Board), as defined by applicable law, the Commission Rules and the Exchange Rules, and will periodically review the business interests and activities of members of the Board and management.

3. Review of Composition and Performance. The Committee will evaluate the Committee’s composition and performance on an annual basis and submit a report to the Board.

4. Review of this Charter. The Committee will review and reassess the adequacy of this charter annually and recommend to the Board any changes the Committee determines are appropriate.

5. Other Actions. The Committee will perform any other activities required by applicable law, rules or regulations, including the Commission Rules and the Exchange Rules, and take such other actions and perform and carry out any other responsibilities and duties delegated to it by the Board or as the Committee deems necessary or appropriate consistent with its purpose.

STUDIES AND ADVISERS

In discharging its responsibilities, the Committee may conduct, direct, supervise or authorize studies of, or investigations into, any matter that the Committee deems appropriate, with full and unrestricted access to all books, records, documents, facilities and personnel of the Company. The Committee has the sole authority to retain and terminate independent legal counsel and other consultants, accountants, experts and advisers of its choice to assist the Committee in connection with its functions, including any studies or investigations. The Committee will have the sole authority to approve the fees and other retention terms of such advisers. The Company will also provide for appropriate funding, as determined by the Committee, for:

•	payment of compensation to the independent auditor and any legal and other consultants, accountants, experts and advisers retained by the Committee; and

•	ordinary administrative expenses of the Committee that are necessary and appropriate in carrying out its functions.

MEETINGS AND ACTIONS

Meetings of the Committee shall be held at least once each quarter or more frequently, as determined to be appropriate by the Committee. The Board may appoint a member of the Committee to serve as the chairperson of the Committee (the “Chair”); if the Board does not appoint a Chair, the Committee members may designate a Chair by their majority vote. The Chair, in consultation with the other members of the Committee, will set the dates, time, places and agenda for Committee meetings. The Chair or any other member of the Committee may call meetings of the Committee by notice and the Committee may act by unanimous written consent in lieu of a meeting in accordance with the Company’s Bylaws. A quorum of the Committee for the transaction of business will be a majority of its members. Meetings may be held in person or via telephone or video conference. The Committee also may act by unanimous written consent in lieu of a meeting in accordance with the Company’s Bylaws. Subject to the requirements of this charter, applicable law, the Exchange Rules and the Commission Rules, the Committee and the Chair may invite any director, executive or employee of the Company, or such other person, as it deems appropriate in order to carry out its responsibilities, to attend and participate (in a non-voting capacity) in all or a portion of any Committee meeting. The Committee may meet in executive session at its discretion and may exclude from all or a portion of its meetings any person it deems appropriate in order to carry out its responsibilities. The Chair will designate a secretary for each meeting, who need not be a member of the Committee. The Company shall provide the Committee such staff support as it may require.

MINUTES AND REPORTS

The Committee will maintain written minutes of its meetings and copies of its actions by written consent, and will cause such minutes and copies of written consents to be filed with the minutes of the meetings of the Board. The Committee will report regularly to the Board with respect to its activities, including on significant matters related to the Committee’s responsibilities and the Committee’s deliberations and actions. The minutes of the Committee and actions by the unanimous written consent of the Committee members will be made available to the other members of the Board.

DELEGATION OF AUTHORITY

The Committee may from time to time, as it deems appropriate and to the extent permitted under applicable law, the Exchange Rules and the Commission Rules, and the Company’s Certificate of Incorporation and Bylaws, form and delegate authority to subcommittees.

COMPENSATION

Members of the Committee will receive such fees, if any, for their service as Committee members as may be determined by the Board, which may include additional compensation for the Chair. Such fees may include retainers or per meeting fees and will be paid in such form of consideration as is determined by the Board in accordance with applicable law, the Exchange Rules and the Commission Rules.

PUBLICATION

The Company shall make this charter freely available to stockholders on request and shall publish it on the Company’s web site.

OVERSIGHT FUNCTION

This charter sets forth the authority and responsibility of the Committee in fulfilling the purposes described herein.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s consolidated financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of Management and the Company’s external auditors. The Committee, its Chair and any Committee members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes or otherwise is based on that individual’s education and experience which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.

In addition, the Company’s management is responsible for managing its risk function and for reporting on its processes and assessments with respect to the Company’s management of risk. Each member of the Committee shall be entitled to rely on (a) the integrity of those persons and organizations within and outside of the Company from which it receives information, (b) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board) and (c) representations made by management as to any audit and non-audit services provided by the independent auditor.

The Board has formed the Committee to assist the Board in directing the Company’s affairs and this charter has been adopted in furtherance of this purpose. While this charter should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Certificate of Incorporation and Bylaws, it is not intended to establish by its own force any legally binding obligations.

SCHEDULE 3 - GLOSSARY OF TERMS AND DEFINITIONS

In this annual information form, the following capitalized words and terms shall have the following meanings:

“AEs” means adverse events;

“AIF” means the Annual Information Form of the Company dated March 6, 2017 for the fiscal year ended December 31, 2016;

“ALMS” means the Aspreva Lupus Management Study;

“API” means active pharmaceutical ingredient;

“Aspreva” means Aspreva Pharmaceuticals Inc.;

“AURA-LV (AURA)” means a Phase 2b clinical trial. The protocol is titled A Randomized, Controlled Double-blind Study Comparing the Efficacy and Safety of Voclosporin (23.7 mg BID, or 39.5 mg BID) with Placebo in Achieving remission in Patients with Active Lupus Nephritis;

“AURION” means an open label exploratory study. The protocol is titled An Exploratory study assessing the Short term Predictors of Remission of Voclosporin 23.7 mg BID in combination with standard of care in Patients with Active Lupus Nephritis.

“AUC” means area under the curve;

“BID” means administered twice a day;

“Board” means the board of directors of the Company;

“calcineurin” means a specific enzyme (phosphatase enzyme) that can have its activity inhibited by immunosuppressive (anti-organ rejection) drugs, including, for example, cyclosporine;

“Catalent” means Catalent Pharma Solutions;

“CellCept®” means the brand name of MMF;

“CEO” means Chief Executive Officer;

“CFO” means Chief Financial Officer;

“CMO” means Chief Medical Officer;

“CNI” means calcineurin inhibitors, the cornerstone of therapy for the prevention of organ transplant rejection;

“Company” means Aurinia Pharmaceuticals Inc. and (unless the context specifies or implies otherwise) its subsidiaries;

“COO” means Chief Operating Officer;

“CR” means complete remission;

“CRO” means Contract Research Organization;

“CsA” means cyclosporine A;

“CSO” means Chief Scientific Officer;

“CTA” means Clinical Trial Application;

“cyclosporine” means a drug that suppresses the immune system and is used to prevent rejection following organ transplantation;

“eGFR” means estimated glomerular filtration rate;

“EMA” means the European Medicines Agency;

“ESRD” means end-stage renal disease;

“EU” means European Union;

“FDA” means the Food and Drug Administration of the United States Government;

“GMP” means good manufacturing practices;

“IEC” means Independent Ethics Committee;

“ILJIN” means ILJIN Life Science Co., Ltd.;

“IND” means investigational new drug;

“IRB” means Institutional Review Board;

“LFA” means Lupus Foundation of America;

“LN” means lupus nephritis;

“Lonza” means Lonza Ltd. a Swiss-based contract drug manufacturer;

“Lux” means Lux BioSciences, Inc.;

“MMF” means mycophenolate mofetil;

“MPA” means mycophenolic acid, the active metabolite of MMF;

“MTT” means multi-targeted therapeutic;

“NASDAQ” means the NASDAQ Global Market Exchange;

“NDA” means New Drug Application made to a regulatory agency;

“Paladin” means Paladin Labs Inc.;

“Paladin Territories” means Canada, Israel, Central and South America, South Africa and Mexico prior to January 28, 2011; and Canada, Israel and South Africa after January 28, 2011;

“Pharmacokinetics” means the processes of drug absorption, distribution, metabolism and escretion in a living system (e.g., in humans);

“PFIC” means a passive foreign investment company;

“PK-PD” means pharmacokinetic and pharmacodynamics analysis;

“PMDA” means the Japanese Pharmaceuticals and Medical Devices Agency;

“PR” means partial remission;

“SAEs” means serious adverse events;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“SLE” means systemic lupus erythematosus;

“SOC” means system organ class;

“TSX” means the Toronto Stock Exchange;

“UPCR” means Urinary/protein creatinine ratio;

“Vifor” means Vifor (International) AG; and

“Warrants” means warrants to purchase common shares in the capital of the Company, with each whole warrant being exercisable to purchase one common share.